1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 14, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Nine Months Ended September 30, 2017 and 2016 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of September 30, 2017 and 2016 and the related consolidated statements of comprehensive income for the three months ended September 30, 2017 and 2016 and for the nine months ended September 30, 2017 and 2016, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2017 and 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 14, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2017 (Reviewed)		December 31, 2016 (Audited)		September 30, 2016 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$408,077,695	22	$541,253,833	29	$463,971,657	27
Financial assets at fair value through profit or loss (Note 7)	1,125,668	—	6,451,112	—	1,848,317	—
Available-for-sale financial assets (Notes 8 and 14)	84,953,011	5	67,788,767	4	45,815,003	3
Held-to-maturity financial assets (Note 9)	7,521,216	—	16,610,116	1	5,320,041	—
Hedging derivative financial assets (Notes 4 and 10)	98,879	—	5,550	—	—	—
Notes and accounts receivable, net (Note 11)	117,649,258	7	128,335,271	7	129,118,058	8
Receivables from related parties (Note 29)	1,076,438	—	969,559	—	170,704	—
Other receivables from related parties (Note 29)	165,929	—	146,788	—	149,684	—
Inventories (Notes 12 and 33)	73,893,879	4	48,682,233	3	53,882,144	3
Other financial assets (Notes 30 and 33)	5,209,635	—	4,100,475	—	5,866,961	—
Other current assets (Note 17)	5,090,170	—	3,385,422	—	3,448,916	—

Total current assets	704,861,778	38	817,729,126	44	709,591,485	41

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	18,899,177	1	22,307,561	1	27,430,893	2
Financial assets carried at cost (Note 13)	4,986,046	—	4,102,467	—	3,788,041	—
Investments accounted for using equity method (Note 14)	17,018,500	1	19,743,888	1	18,691,554	1
Property, plant and equipment (Note 15)	1,065,756,867	58	997,777,687	53	934,928,493	54
Intangible assets (Note 16)	14,841,399	1	14,614,846	1	14,630,613	1
Deferred income tax assets (Note 4)	11,237,149	1	8,271,421	—	7,506,051	1
Refundable deposits	1,241,028	—	407,874	—	509,564	—
Other noncurrent assets (Note 17)	2,582,438	—	1,500,432	—	1,610,069	—

Total noncurrent assets	1,136,562,604	62	1,068,726,176	56	1,009,095,278	59

TOTAL	$1,841,424,382	100	$1,886,455,302	100	$1,718,686,763	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$54,430,200	3	$57,958,200	3	$37,648,800	2
Financial liabilities at fair value through profit or loss (Note 7)	251,212	—	191,135	—	224,525	—
Hedging derivative financial liabilities (Notes 4 and 10)	7,545	—	—	—	1,039	—
Accounts payable	27,545,477	1	26,062,351	2	24,936,790	1
Payables to related parties (Note 29)	1,442,029	—	1,262,174	—	1,039,778	—
Salary and bonus payable	12,304,052	1	13,681,817	1	12,183,218	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 27)	17,067,133	1	22,894,006	1	16,252,681	1
Payables to contractors and equipment suppliers	47,975,461	3	63,154,514	3	58,789,579	3
Income tax payable (Note 4)	20,663,395	1	40,306,054	2	27,970,532	2
Provisions (Note 19)	14,123,509	1	18,037,789	1	11,512,994	1
Long-term liabilities - current portion (Note 20)	59,071,057	3	38,109,680	2	38,109,680	2
Accrued expenses and other current liabilities (Notes 21 and 29)	43,641,234	2	36,581,553	2	28,885,496	2

Total current liabilities	298,522,304	16	318,239,273	17	257,555,112	15

NONCURRENT LIABILITIES
Bonds payable (Note 20)	91,800,000	5	153,093,557	8	152,138,965	9
Long-term bank loans	14,520	—	21,780	—	24,200	—
Deferred income tax liabilities (Note 4)	120,360	—	141,183	—	37,510	—
Net defined benefit liability (Note 4)	8,574,626	—	8,551,408	—	7,475,381	—
Guarantee deposits (Note 21)	9,243,250	1	14,670,433	1	15,872,972	1
Others	1,736,633	—	1,686,542	—	1,689,974	—

Total noncurrent liabilities	111,489,389	6	178,164,903	9	177,239,002	10

Total liabilities	410,011,693	22	496,404,176	26	434,794,114	25

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	14	259,303,805	14	259,303,805	15

Capital surplus (Note 22)	56,281,271	3	56,272,304	3	56,269,958	3

Retained earnings (Note 22)
Appropriated as legal capital reserve	241,722,663	13	208,297,945	11	208,297,945	12
Unappropriated earnings	892,598,197	49	863,710,224	46	764,460,228	45

	1,134,320,860	62	1,072,008,169	57	972,758,173	57

Others (Note 22)	(19,189,089)	(1)	1,663,983	—	(5,218,902)	—

Equity attributable to shareholders of the parent	1,430,716,847	78	1,389,248,261	74	1,283,113,034	75

NONCONTROLLING INTERESTS	695,842	—	802,865	—	779,615	—

Total equity	1,431,412,689	78	1,390,051,126	74	1,283,892,649	75

TOTAL	$1,841,424,382	100	$1,886,455,302	100	$1,718,686,763	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2017			2016			2017			2016
	Amount		%	Amount		%	Amount		%	Amount		%

NET REVENUE (Notes 23, 29 and 35)		$252,107,345	100		$260,405,885	100		$699,876,957	100		$685,711,092	100

COST OF REVENUE (Notes 12, 27, 29 and 33)		126,230,664	50		128,366,813	49		343,761,367	49		347,960,308	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		125,876,681	50		132,039,072	51		356,115,590	51		337,750,784	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		3,467	—		11,717	—		(37,152)	—		(28,181)	—

GROSS PROFIT		125,880,148	50		132,050,789	51		356,078,438	51		337,722,603	49

OPERATING EXPENSES (Notes 27 and 29)
Research and development		21,045,439	8		18,724,320	7		59,515,288	8		51,246,823	7
General and administrative		5,003,679	2		5,584,814	2		15,178,441	2		14,096,947	2
Marketing		1,487,598	1		1,531,454	1		4,366,284	1		4,383,455	1

Total operating expenses		27,536,716	11		25,840,588	10		79,060,013	11		69,727,225	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 16 and 27)		(286,999)	—		51,921	—		(354,201)	—		55,059	—

INCOME FROM OPERATIONS (Note 35)		98,056,433	39		106,262,122	41		276,664,224	40		268,050,437	39

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		751,618	—		881,376	—		2,036,879	—		2,614,537	—
Other income		2,128,556	1		1,521,234	1		6,859,745	1		4,646,589	1
Foreign exchange loss, net (Note 34)		(462,310)	—		(409,625)	—		(914,048)	—		(2,310,461)	—
Finance costs		(843,214)	—		(822,667)	—		(2,499,791)	—		(2,494,672)	—
Other gains and losses, net (Note 24)		887,081	—		817,175	—		2,311,121	—		3,405,475	—

Total non-operating income and expenses		2,461,731	1		1,987,493	1		7,793,906	1		5,861,468	1

INCOME BEFORE INCOME TAX		100,518,164	40		108,249,615	42		284,458,130	41		273,911,905	40

INCOME TAX EXPENSE (Notes 4 and 25)		10,568,936	4		11,460,502	5		40,617,342	6		39,801,916	6

NET INCOME		89,949,228	36		96,789,113	37		243,840,788	35		234,109,989	34

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 4, 22 and 25)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(882,654)	(1)		(10,123,965)	(4)		(20,772,474)	(3)		(17,070,485)	(2)
Changes in fair value of available-for-sale financial assets		(43,684)	—		59,051	—		(108,757)	—		80,327	—
Cash flow hedges		19,522	—		—	—		38,519	—		—	—
Share of other comprehensive income (loss) of associates		1,710	—		(11,372)	—		(56,920)	—		(2,743)	—
Income tax benefit (expense) related to items that may be reclassified subsequently		1,192	—		(33,879)	—		53,633	—		(6,239)	—

Other comprehensive loss for the period, net of income tax		(903,914)	(1)		(10,110,165)	(4)		(20,845,999)	(3)		(16,999,140)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$89,045,314	35		$86,678,948	33		$222,994,789	32		$217,110,849	32

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$89,925,437	36		$96,759,056	37		$243,825,354	35		$234,046,870	34
Noncontrolling interests		23,791	—		30,057	—		15,434	—		63,119	—

		$89,949,228	36		$96,789,113	37		$243,840,788	35		$234,109,989	34

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$89,029,620	35		$86,652,080	33		$222,984,427	32		$217,053,855	32
Noncontrolling interests		15,694	—		26,868	—		10,362	—		56,994	—

		$89,045,314	35		$86,678,948	33		$222,994,789	32		$217,110,849	32

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2017			2016			2017			2016
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$		3.47	$		3.73	$		9.40	$		9.03

Diluted earnings per share	$		3.47	$		3.73	$		9.40	$		9.03

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-		Unearned Stock-Based
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Employee Compensation	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$105	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	(33,424,718)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7.0 per share	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Total	—	—	—	33,424,718	(214,937,381)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Net income for the nine months ended September 30, 2017	—	—	—	—	243,825,354	243,825,354	—	—	—	—	—	243,825,354	15,434	243,840,788

Other comprehensive income (loss) for the nine months ended September 30, 2017, net of income tax	—	—	—	—	—	—	(20,831,019)	(43,804)	33,896	—	(20,840,927)	(20,840,927)	(5,072)	(20,845,999)

Total comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	243,825,354	243,825,354	(20,831,019)	(43,804)	33,896	—	(20,840,927)	222,984,427	10,362	222,994,789

Adjustments to share of changes in equities of associates	—	—	6,206	—	—	—	—	—	—	(12,145)	(12,145)	(5,939)	—	(5,939)

From share of changes in equities of subsidiaries	—	—	2,761	—	—	—	—	—	—	—	—	2,761	(2,761)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(114,624)	(114,624)

BALANCE, SEPTEMBER 30, 2017	25,930,380	$259,303,805	$56,281,271	$241,722,663	$892,598,197	$1,134,320,860	$(19,169,782)	$(41,163)	$34,001	$(12,145)	$(19,189,089)	$1,430,716,847	$695,842	$1,431,412,689

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$—	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income for the nine months ended September 30, 2016	—	—	—	—	234,046,870	234,046,870	—	—	—	—	—	234,046,870	63,119	234,109,989

Other comprehensive income (loss) for the nine months ended September 30, 2016, net of income tax	—	—	—	—	—	—	(17,091,106)	97,601	490	—	(16,993,015)	(16,993,015)	(6,125)	(16,999,140)

Total comprehensive income (loss) for the nine months ended September 30, 2016	—	—	—	—	234,046,870	234,046,870	(17,091,106)	97,601	490	—	(16,993,015)	217,053,855	56,994	217,110,849

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates	—	—	18,875	—	—	—	—	—	—	—	—	18,875	9	18,884

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	—	7,037	(7,037)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(231,157)	(231,157)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, SEPTEMBER 30, 2016	25,930,380	$259,303,805	$56,269,958	$208,297,945	$764,460,228	$972,758,173	$(6,051,157)	$832,372	$(117)	$—	$(5,218,902)	$1,283,113,034	$779,615	$1,283,892,649

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$284,458,130	$273,911,905
Adjustments for:
Depreciation expense	186,131,944	164,665,319
Amortization expense	3,197,293	2,725,524
Finance costs	2,499,791	2,494,672
Share of profits of associates	(2,036,879)	(2,614,537)
Interest income	(6,714,157)	(4,509,169)
Loss (gain) on disposal or retirement of property, plant and equipment, net	251,319	(61,491)
Impairment loss on intangible assets	13,520	—
Impairment loss on financial assets	15,941	55,055
Gain on disposal of available-for-sale financial assets, net	(266,986)	(83,138)
Gain on disposal of financial assets carried at cost, net	(12,809)	(37,831)
Loss on disposal of investments accounted for using equity method, net	—	259,960
Loss from liquidation of subsidiaries	—	36,105
Unrealized gross profit on sales to associates	37,152	28,181
Gain on foreign exchange, net	(6,624,087)	(2,542,581)
Dividend income	(145,588)	(137,420)
Loss arising from fair value hedges, net	32,058	129
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	5,260,911	(1,690,376)
Notes and accounts receivable, net	5,990,086	(48,540,162)
Receivables from related parties	(106,879)	335,018
Other receivables from related parties	(19,141)	(24,666)
Inventories	(25,211,646)	13,170,126
Other financial assets	604,831	(1,285,255)
Other current assets	(1,639,813)	84,453
Other noncurrent assets	(890,881)	—
Accounts payable	1,452,987	5,807,444
Payables to related parties	179,855	(82,578)
Salary and bonus payable	(1,377,765)	481,176
Accrued profit sharing bonus to employees and compensation to directors and supervisors	(5,826,873)	(4,706,212)
Accrued expenses and other current liabilities	9,167,145	1,337,333
Provisions	(3,899,652)	1,398,158
Net defined benefit liability	23,218	27,355

Cash generated from operations	444,543,025	400,502,497
Income taxes paid	(63,351,167)	(45,887,694)

Net cash generated by operating activities	381,191,858	354,614,803

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2017	2016

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(66,661,656)	$(51,587,356)
Held-to-maturity financial assets	(1,695,771)	(25,112,300)
Financial assets carried at cost	(1,190,157)	(240,743)
Property, plant and equipment	(269,408,108)	(215,502,503)
Intangible assets	(3,677,303)	(2,989,442)
Land use right	—	(805,318)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	45,952,054	20,654,629
Held-to-maturity financial assets	12,510,000	7,400,000
Financial assets carried at cost	58,237	160,498
Property, plant and equipment	253,267	93,720
Proceeds from return of capital of financial assets carried at cost	14,828	65,383
Derecognition of hedging derivative financial instruments	(35,790)	(11,974)
Interest received	6,776,756	4,679,716
Proceeds from government grants - property, plant and equipment	436,587	—
Other dividends received	145,588	137,420
Dividends received from investments accounted for using equity method	4,245,772	5,478,790
Refundable deposits paid	(1,084,028)	(140,056)
Refundable deposits refunded	247,027	74,455
Decrease in receivables for temporary payments	—	706,718

Net cash used in investing activities	(273,112,697)	(256,938,363)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(290,110)	(157,064)
Repayment of bonds	(38,100,000)	(23,471,600)
Repayment of long-term bank loans	(7,260)	(6,120)
Interest paid	(2,907,017)	(3,148,821)
Guarantee deposits received	4,400,240	996,803
Guarantee deposits refunded	(6,810,329)	(500,835)
Cash dividends	(181,512,663)	(155,582,283)
Decrease in noncontrolling interests	(114,624)	(231,666)

Net cash used in financing activities	(225,341,763)	(182,101,586)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2017	2016

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(15,913,536)	$(14,292,127)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,176,138)	(98,717,273)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	541,253,833	562,688,930

CASH AND CASH EQUIVALENTS, END OF PERIOD	$408,077,695	$463,971,657

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 14, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC would not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

When the amendments are applied retrospectively from January 1, 2017, the disclosure of related party transactions is enhanced, please refer to Note 29.

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2018

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2014-2016 Cycle	Note
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9 “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way the hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

When IFRS 9 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application. However, the requirements for general hedge accounting shall be applied prospectively.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2017	December 31, 2016	September 30, 2016	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), c)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	—	100%	d)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	e)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), f)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), f)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2017	December 31, 2016	September 30, 2016	Note

TSMC Partners	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	—	—	100%	a), e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	100%	a), g)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.
Note c:	TSMC Solar Europe GmbH is in the process of liquidation.
Note d:	Chi Cherng was incorporated into TSMC in December 2016.
Note e:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.
Note f:	ISDF and ISDF II are in the process of liquidation.
Note g:	VTA Holdings completed the liquidation procedures in April 2017.

Hedge Accounting

Cash Flow Hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instruments expire or are sold, terminated, or exercised, or no longer meet the criteria for hedge accounting.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2017	December 31, 2016	September 30, 2016

Cash and deposits in banks	$406,922,229	$536,895,344	$463,671,592
Agency bonds	1,034,635	—	—
Commercial paper	120,831	1,997,239	—
Repurchase agreements collateralized by corporate bonds	—	2,361,250	300,065

	$408,077,695	$541,253,833	$463,971,657

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2017	December 31, 2016	September 30, 2016
Financial assets

Held for trading
Forward exchange contracts	$57,395	$142,406	$84,591
Cross currency swap contracts	—	10,976	186,592

	57,395	153,382	271,183

Designated as at FVTPL
Time deposit	1,068,273	6,297,708	1,577,134
Forward exchange contracts	—	22	—

	1,068,273	6,297,730	1,577,134

	$1,125,668	$6,451,112	$1,848,317

Financial liabilities

Held for trading
Forward exchange contracts	$212,135	$91,585	$194,557
Cross currency swap contracts	39,077	—	20,642

	251,212	91,585	215,199

Designated as at FVTPL
Forward exchange contracts	—	99,550	9,326

	$251,212	$191,135	$224,525

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2017

Sell NT$/Buy EUR	October 2017 to November 2017	NT$13,233,331/EUR369,500
Sell NT$/Buy JPY	October 2017 to November 2017	NT$9,762,488/JPY36,000,000
Sell US$/Buy EUR	October 2017	US$10,519/EUR8,750
Sell US$/Buy JPY	October 2017	US$10,197/JPY1,142,080
Sell US$/Buy RMB	October 2017	US$473,000/RMB3,127,514
Sell US$/Buy NT$	October 2017 to November 2017	US$295,500/NT$8,886,061
Sell RMB/Buy EUR	October 2017	RMB9,947/EUR1,270
Sell RMB/Buy JPY	October 2017	RMB73,088/JPY1,218,200
Sell RMB/Buy GBP	October 2017	RMB3,542/GBP413
Sell RMB/Buy US$	October 2017	RMB30,207/US$4,540

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy JPY	January 2017	US$428/JPY50,000
Sell US$/Buy NT$	January 2017 to February 2017	US$439,000/NT$14,138,202
Sell US$/Buy RMB	January 2017 to June 2017	US$421,750/RMB2,908,380

September 30, 2016

Sell NT$/Buy EUR	October 2016	NT$5,875,971/EUR166,500
Sell NT$/Buy JPY	October 2016 to November 2016	NT$18,401,384/JPY58,842,475
Sell US$/Buy EUR	October 2016	US$5,597/EUR5,000
Sell US$/Buy NT$	October 2016 to November 2016	US$54,000/NT$1,695,076
Sell US$/Buy RMB	October 2016 to June 2017	US$282,020/RMB1,883,798

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2017

October 2017	US$530,000/NT$16,003,500	1.56%-1.63%	—

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

September 30, 2016

October 2016	US$1,646,000/NT$51,816,590	0.69%-0.90%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2017	December 31, 2016	September 30, 2016

Corporate bonds	$38,023,860	$29,999,508	$20,459,534
Agency bonds/Agency mortgage-backed securities	25,383,136	14,880,482	10,679,092
Asset-backed securities	12,195,102	11,254,757	7,326,334
Government bonds	7,044,080	8,457,362	4,304,642
Publicly traded stocks	2,068,370	3,196,658	3,045,401
Commercial paper	238,463	—	—

	$84,953,011	$67,788,767	$45,815,003

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2017	December 31, 2016	September 30, 2016

Corporate bonds/Bank debentures	$20,372,593	$23,849,701	$25,476,134
Negotiable certificate of deposit	4,535,850	4,829,850	4,706,100
Structured product	1,511,950	1,609,950	2,568,700
Commercial paper	—	8,628,176	—

	$26,420,393	$38,917,677	$32,750,934

Current portion	$7,521,216	$16,610,116	$5,320,041
Noncurrent portion	18,899,177	22,307,561	27,430,893

	$26,420,393	$38,917,677	$32,750,934

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2017	December 31, 2016	September 30, 2016

Financial assets- current

Fair value hedges
Interest rate futures contracts	$51,057	$5,550	$—
Cash flow hedges
Forward exchange contracts	47,822	—	—

	$98,879	$5,550	$—

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$—	$—	$1,039
Cash flow hedges
Forward exchange contracts	7,545	—	—

	$7,545	$—	$1,039

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

September 30, 2017

December 2017	US$	158,900

December 31, 2016

March 2017	US$	53,600

September 30, 2016

December 2016	US$	5,500

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2017

Sell NT$/Buy EUR	October 2017 to January 2018	NT$4,619,213/EUR130,000

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2017	December 31, 2016	September 30, 2016

Notes and accounts receivable	$118,121,051	$128,815,389	$129,598,103
Allowance for doubtful receivables	(471,793)	(480,118)	(480,045)

Notes and accounts receivable, net	$117,649,258	$128,335,271	$129,118,058

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers. In addition, the Company has obtained guarantee to certain receivables.

Aging analysis of notes and accounts receivable, net

	September 30, 2017	December 31, 2016	September 30, 2016

Neither past due nor impaired	$108,623,574	$108,411,408	$116,427,755
Past due but not impaired
Past due within 30 days	6,791,143	15,017,824	10,259,847
Past due 31-60 days	615,147	1,844,726	1,945,254
Past due 61-120 days	1,619,394	3,061,313	485,202

	$117,649,258	$128,335,271	$129,118,058

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	(6,305)	(8,153)
Effect of exchange rate changes	—	(172)	(172)

Balance at September 30, 2017	$—	$471,793	$471,793

Balance at January 1, 2016	$10,241	$478,010	$488,251
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)
Effect of exchange rate changes	—	(134)	(134)

Balance at September 30, 2016	$1,848	$478,197	$480,045

Aging analysis of accounts receivable that is individually determined as impaired

	September 30, 2017	December 31, 2016	September 30, 2016

Past due over 121 days	$—	$1,848	$1,848

12.	INVENTORIES

	September 30, 2017	December 31, 2016	September 30, 2016

Finished goods	$13,196,752	$8,521,873	$4,878,237
Work in process	51,122,144	33,330,870	43,386,241
Raw materials	6,256,306	4,012,190	2,876,452
Supplies and spare parts	3,318,677	2,817,300	2,741,214

	$73,893,879	$48,682,233	$53,882,144

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value (excluding earthquake losses) were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 33.

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Inventory losses (reversal of write-down of inventories)	$613,132	$400,040	$(850,209)	$1,051,173

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2017	December 31, 2016	September 30, 2016

Non-publicly traded stocks	$2,721,955	$2,944,859	$2,921,975
Mutual funds	2,264,091	1,157,608	866,066

	$4,986,046	$4,102,467	$3,788,041

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Impinj, Inc. was listed in July 2016. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2017	December 31, 2016	September 30, 2016	September 30, 2017	December 31, 2016	September 30, 2016
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsin-Chu, Taiwan	$8,285,386	$8,806,384	$8,422,487	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,329,236	7,163,516	6,436,314	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,264,539	2,599,807	2,711,649	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsin-Chu, Taiwan	1,139,339	1,174,181	1,121,104	35%	35%	35%

			$17,018,500	$19,743,888	$18,691,554

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2017	December 31, 2016	September 30, 2016

VIS	$24,325,311	$26,089,360	$27,203,497

GUC	$9,711,075	$3,664,997	$3,534,271

Xintec	$5,630,865	$3,622,227	$3,800,278

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825
Additions (Deductions)	—	71,252,771	432,538,004	6,486,826	—	(255,462,474)	254,815,127
Disposals or retirements	—	(36,957)	(7,472,448)	(339,470)	—	—	(7,848,875)
Reclassification	—	—	8,791	1,507	—	—	10,298
Effect of exchange rate changes	(50,967)	(640,806)	(3,035,872)	(103,271)	—	109,897	(3,721,019)

Balance at September 30, 2017	$3,998,325	$374,979,482	$2,464,906,219	$40,775,232	$—	$131,847,098	$3,016,506,356

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138
Additions	20,919	15,070,323	167,433,217	3,607,485	—	—	186,131,944
Disposals or retirements	—	(28,816)	(6,968,621)	(339,377)	—	—	(7,336,814)
Reclassification	—	—	8,195	1,466	—	—	9,661
Effect of exchange rate changes	(32,179)	(549,075)	(2,873,746)	(73,440)	—	—	(3,528,440)

Balance at September 30, 2017	$513,585	$188,841,509	$1,734,976,554	$26,417,841	$—	$—	$1,950,749,489

Carrying amounts at January 1, 2017	$3,524,447	$130,055,397	$465,490,235	$11,507,933	$—	$387,199,675	$997,777,687

Carrying amounts at September 30, 2017	$3,484,740	$186,137,973	$729,929,665	$14,357,391	$—	$131,847,098	$1,065,756,867

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	6,915,391	129,035,170	3,832,079	—	107,584,121	247,366,761
Disposals or retirements	—	(13,373)	(2,659,973)	(386,859)	—	—	(3,060,205)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(39,552)	(1,469,279)	(4,899,538)	(113,918)	—	(103,092)	(6,625,379)

Balance at September 30, 2016	$4,027,839	$302,234,603	$2,014,965,263	$34,038,464	$—	$299,592,577	$2,654,858,746

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	22,193	13,210,805	148,223,485	3,208,836	—	—	164,665,319
Disposals or retirements	—	(7,327)	(2,631,853)	(386,796)	—	—	(3,025,976)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(24,135)	(1,109,652)	(4,199,447)	(83,033)	—	—	(5,416,267)

Balance at September 30, 2016	$504,243	$170,003,981	$1,527,249,840	$22,172,189	$—	$—	$1,719,930,253

Carrying amounts at September 30, 2016	$3,523,596	$132,230,622	$487,715,423	$11,866,275	$—	$299,592,577	$934,928,493

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	805,917	2,591,791	307,928	3,705,636
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(267,018)	1,302	(2,728)	(1,026)	(269,470)

Balance at September 30, 2017	$5,740,957	$10,353,226	$24,765,083	$5,675,377	$46,534,643

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	1,168,030	1,664,395	364,868	3,197,293
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Impairment	13,520	—	—	—	13,520
Effect of exchange rate changes	(22)	1,304	(2,710)	(409)	(1,837)

Balance at September 30, 2017	$13,498	$7,316,534	$19,738,285	$4,624,927	$31,693,244

Carrying amounts at January 1, 2017	$6,007,975	$3,398,807	$4,099,167	$1,108,897	$14,614,846

Carrying amounts at September 30, 2017	$5,727,459	$3,036,692	$5,026,798	$1,050,450	$14,841,399

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	907,268	2,184,076	416,310	3,507,654
Retirements	—	—	(4,787)	—	(4,787)
Effect of exchange rate changes	(209,202)	349	(11,068)	(9,947)	(229,868)

Balance at September 30, 2016	$5,895,582	$9,361,921	$21,642,649	$5,285,389	$42,185,541

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	1,005,254	1,227,616	492,654	2,725,524
Retirements	—	—	(4,787)	—	(4,787)
Effect of exchange rate changes	—	349	(10,100)	(2,720)	(12,471)

Balance at September 30, 2016	$—	$5,784,991	$17,644,395	$4,125,542	$27,554,928

Carrying amounts at September 30, 2016	$5,895,582	$3,576,930	$3,998,254	$1,159,847	$14,630,613

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2016 to reflect the relevant specific risk in the cash-generating unit.

The Company assessed goodwill impairment since the operating result of a subsidiary was not as expected and the recoverable amount of goodwill was nil. In the third quarter of 2017, the Company recognized the impairment loss of NT$13,520 thousand related to this cash generating unit. Such impairment loss was recognized in other operating income and expenses.

17.	OTHER ASSETS

	September 30, 2017	December 31, 2016	September 30, 2016

Tax receivable	$4,203,892	$2,325,825	$2,344,133
Prepaid expenses	1,313,927	1,007,026	1,061,724
Others	2,154,789	1,553,003	1,653,128

	$7,672,608	$4,885,854	$5,058,985

Current portion	$5,090,170	$3,385,422	$3,448,916
Noncurrent portion	2,582,438	1,500,432	1,610,069

	$7,672,608	$4,885,854	$5,058,985

18.	SHORT-TERM LOANS

	September 30, 2017	December 31, 2016	September 30, 2016

Unsecured loans
Amount	$54,430,200	$57,958,200	$37,648,800

Original loan content
US$ (in thousands)	$1,800,000	$1,800,000	$1,200,000
Annual interest rate	1.45%-1.54%	0.87%-1.07%	0.80%-0.84%
Maturity date	Due by October 2017	Due by January 2017	Due by October 2016

19.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Nine months ended September 30, 2017

Balance, beginning of period	$18,037,789
Provision	31,130,506
Payment	(35,025,604)
Effect of exchange rate changes	(19,182)

Balance, end of period	$14,123,509

Nine months ended September 30, 2016

Balance, beginning of period	$10,163,536
Provision	22,811,145
Payment	(21,399,058)
Effect of exchange rate changes	(62,629)

Balance, end of period	$11,512,994

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same period of the related product sales.

20.	BONDS PAYABLE

	September 30, 2017	December 31, 2016	September 30, 2016

Domestic unsecured bonds	$116,100,000	$154,200,000	$154,200,000
Overseas unsecured bonds	34,774,850	37,028,850	36,080,100

	150,874,850	191,228,850	190,280,100
Less: Discounts on bonds payable	(13,473)	(35,293)	(41,135)
Less: Current portion	(59,061,377)	(38,100,000)	(38,100,000)

	$91,800,000	$153,093,557	$152,138,965

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	September 30, 2017	December 31, 2016	September 30, 2016

Capacity guarantee	$15,119,500	$20,929,350	$21,961,800
Receivables guarantee	2,742,840	5,559,960	—
Others	371,627	181,312	657,812

	$18,233,967	$26,670,622	$22,619,612

Current portion (classified under accrued expenses and other current liabilities)	$8,990,717	$12,000,189	$6,746,640
Noncurrent portion	9,243,250	14,670,433	15,872,972

	$18,233,967	$26,670,622	$22,619,612

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	September 30, 2017	December 31, 2016	September 30, 2016

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2017, 1,068,165 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,823 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2017	December 31, 2016	September 30, 2016

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	110,559	107,798	107,798
From share of changes in equities of associates	288,361	282,155	279,809
Donations	55	55	55

	$56,281,271	$56,272,304	$56,269,958

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on earnings distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 27.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2015 earnings have been approved by TSMC’s shareholders in its meetings held on June 8, 2017 and June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2016	Year 2015	Year 2016	Year 2015

Legal capital reserve	$33,424,718	$30,657,384
Cash dividends to shareholders	181,512,663	155,582,283	$7.0	$6.0

	$214,937,381	$186,239,667

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(20,770,834)	—	—	—	(20,770,834)
Changes in fair value of available-for-sale financial assets	—	145,862	—	—	145,862
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(251,187)	—	—	(251,187)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	102,026	—	102,026
Transferred to initial carrying amount of hedged items	—	—	(63,507)	—	(63,507)

(Continued)

	Nine Months Ended September 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total
Share of other comprehensive income (loss) of associates	$(60,185)	$3,265	$—	$—	$(56,920)
Share of unearned stock-based employee compensation of associates	—	—	—	(12,145)	(12,145)
Income tax effect	—	58,256	(4,623)	—	53,633

Balance, end of period	$(19,169,782)	$(41,163)	$34,001	$(12,145)	$(19,189,089)

(Concluded)

	Nine Months Ended September 30, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(17,101,349)	—	—	(17,101,349)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	164,311	—	164,311
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(83,098)	—	(83,098)
Share of other comprehensive income (loss) of associates	(21,150)	26,096	490	5,436
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(6,239)	—	(6,239)

Balance, end of period	$(6,051,157)	$832,372	$(117)	$(5,218,902)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

23.	NET REVENUE

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Net revenue from sale of goods	$251,984,109	$260,273,538	$699,470,997	$685,324,159
Net revenue from royalties	123,236	132,347	405,960	386,933

	$252,107,345	$260,405,885	$699,876,957	$685,711,092

24.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$326,297	$(6,531)	$266,986	$83,138
Financial assets carried at cost	8,056	17,822	12,809	37,831
Loss on disposal of investments accounted for using equity method, net	—	—	—	(259,960)
Other gains	77,327	45,865	206,103	108,503
Net gain (loss) on financial instruments at FVTPL
Held for trading	463,651	792,837	1,759,927	3,622,788
Designated as at FVTPL	33,045	13,185	130,709	(57,762)
Gain (loss) arising from fair value hedges, net	(8,564)	712	(32,058)	(129)
Impairment loss on financial assets
Financial assets carried at cost	(3,909)	(24,183)	(15,941)	(55,055)
Loss from liquidation of subsidiaries	—	—	—	(36,105)
Other losses	(8,822)	(22,532)	(17,414)	(37,774)

	$887,081	$817,175	$2,311,121	$3,405,475

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Current income tax expense
Current tax expense recognized in the current period	$11,785,404	$12,489,756	$44,460,678	$41,959,508
Income tax adjustments on prior years	(9,614)	(500)	(947,906)	(1,035,905)
Other income tax adjustments	60,267	(115,358)	130,801	89,638

	11,836,057	12,373,898	43,643,573	41,013,241

Deferred income tax benefit
The origination and reversal of temporary differences	(1,267,121)	(913,396)	(3,026,231)	(1,211,325)

	$10,568,936	$11,460,502	$40,617,342	$39,801,916

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$3,535	$(33,879)	$58,256	$(6,239)
Related to gain/loss on cash flow hedges	(2,343)	—	(4,623)	—

	$1,192	$(33,879)	$53,633	$(6,239)

c.	Integrated income tax information

	September 30, 2017	December 31, 2016	September 30, 2016

Balance of the Imputation

Credit Account—TSMC	$90,519,690	$82,072,562	$66,840,242

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2016 and 2015 were 13.90% and 12.57%, respectively; however, the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Basic EPS	$3.47	$3.73	$9.40	$9.03

Diluted EPS	$3.47	$3.73	$9.40	$9.03

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$89,925,437	25,930,380	$3.47

Three months ended September 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$96,759,056	25,930,380	$3.73

Nine months ended September 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$243,825,354	25,930,380	$9.40

Nine months ended September 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$234,046,870	25,930,380	$9.03

27.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$65,040,285	$51,260,197	$171,702,451	$152,345,035
Recognized in operating expenses	4,974,403	4,046,009	14,398,910	12,301,423
Recognized in other operating income and expenses	18,140	6,221	30,583	18,861

	$70,032,828	$55,312,427	$186,131,944	$164,665,319

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

b. Amortization of intangible assets
Recognized in cost of revenue	$542,083	$518,837	$1,584,845	$1,499,765

Recognized in operating expenses	589,751	437,530	1,612,448	1,225,759

	$1,131,834	$956,367	$3,197,293	$2,725,524

c. Research and development expenses	$21,045,439	$18,724,320	$59,515,288	$51,246,823

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$611,107	$565,374	$1,767,533	$1,619,823
Defined benefit plans	67,875	68,024	203,637	204,083

	678,982	633,398	1,971,170	1,823,906
Other employee benefits	26,164,537	26,290,477	74,262,832	70,636,784

	$26,843,519	$26,923,875	$76,234,002	$72,460,690

Employee benefits expense summarized by function

Recognized in cost of revenue	$15,696,897	$15,698,148	$44,831,683	$42,614,728
Recognized in operating expenses	11,146,622	11,225,727	31,402,319	29,845,962

	$26,843,519	$26,923,875	$76,234,002	$72,460,690

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$6,034,054 thousand and NT$6,489,734 thousand for the three months ended September 30, 2017 and 2016, respectively; and NT$16,356,611 thousand and NT$15,697,270 thousand for the nine months ended September 30, 2017 and 2016, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2017	December 31, 2016	September 30, 2016

Financial assets
FVTPL (Note 1)	$1,125,668	$6,451,112	$1,848,317
Available-for-sale financial assets (Note 2)	89,939,057	71,891,234	49,603,044
Held-to-maturity financial assets	26,420,393	38,917,677	32,750,934
Hedging derivative financial assets	98,879	5,550	—
Loans and receivables (Note 3)	533,419,983	673,592,938	597,817,350

	$651,003,980	$790,858,511	$682,019,645

Financial liabilities
FVTPL (Note 1)	$251,212	$191,135	$224,525
Hedging derivative financial liabilities	7,545	—	1,039
Amortized cost (Note 4)	323,056,014	387,046,137	354,746,112

	$323,314,771	$387,237,272	$354,971,676

Note 1:	Including held for trading and designated as at FVTPL.

Note 2:	Including financial assets carried at cost.

Note 3:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the nine months ended September 30, 2017 and 2016 would have decreased by NT$185,262 thousand and NT$673,869 thousand, respectively, and the other comprehensive income for the nine months ended September 30, 2017 would have decreased by NT$465,790 thousand.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of the long-term bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical 100 basis point (1.00%) increase in interest rates would have resulted in an increase in the interest expense, net of tax, by approximately NT$151 thousand and NT$211 thousand for the nine months ended September 30, 2017 and 2016, respectively.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments. These hedges may offset only a portion of, but do not eliminate, the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in other comprehensive income by NT$1,919,137 thousand and NT$1,018,890 thousand for the nine months ended September 30, 2017 and 2016, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2017 and 2016, the other comprehensive income would have decreased by NT$335,977 thousand and NT$320,828 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2017, December 31, 2016 and September 30, 2016, the Company’s ten largest customers accounted for 73%, 74% and 76% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2017

Non-derivative financial liabilities

Short-term loans	$54,454,435	$—	$—	$—	$54,454,435
Accounts payable (including related parties)	28,987,506	—	—	—	28,987,506
Payables to contractors and equipment suppliers	47,975,461	—	—	—	47,975,461
Accrued expenses and other current liabilities	22,543,303	—	—	—	22,543,303
Bonds payable	61,213,960	68,616,980	3,404,812	22,686,332	155,922,084
Long-term bank loans	10,301	14,844	—	—	25,145
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,990,717	9,157,976	85,274	—	18,233,967

	224,175,683	77,789,800	3,490,086	22,686,332	328,141,901

Derivative financial instruments

Forward exchange contracts
Outflows	51,905,530	—	—	—	51,905,530
Inflows	(51,837,951)	—	—	—	(51,837,951)

	67,579	—	—	—	67,579

Cross currency swap contracts
Outflows
Inflows	16,050,825	—	—	—	16,050,825
	(16,003,500)	—	—	—	(16,003,500)

	47,325	—	—	—	47,325

	$224,290,587	$77,789,800	$3,490,086	$22,686,332	$328,256,805

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	27,324,525	—	—	—	27,324,525
Payables to contractors and equipment suppliers	63,154,514	—	—	—	63,154,514
Accrued expenses and other current liabilities	20,713,259	—	—	—	20,713,259
Bonds payable	40,669,468	99,161,486	35,340,742	22,979,426	198,151,122
Long-term bank loans	10,543	20,116	2,423	—	33,082
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000,189	13,060,483	1,609,950	—	26,670,622

	221,847,060	112,242,085	36,953,115	22,979,426	394,021,686

Derivative financial instruments

Forward exchange contracts
Outflows	40,571,841	—	—	—	40,571,841
Inflows	(40,586,344)	—	—	—	(40,586,344)

	(14,503)	—	—	—	(14,503)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$221,823,023	$112,242,085	$36,953,115	$22,979,426	$393,997,649

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2016

Non-derivative financial liabilities

Short-term loans	$37,654,235	$—	$—	$—	$37,654,235
Accounts payable (including related parties)	25,976,568	—	—	—	25,976,568
Payables to contractors and equipment suppliers	58,789,579	—	—	—	58,789,579
Accrued expenses and other current liabilities	19,438,708	—	—	—	19,438,708
Bonds payable	40,484,308	98,706,626	35,464,787	23,077,131	197,732,852
Long-term bank loans	10,624	20,277	4,867	—	35,768
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,746,640	12,735,572	3,137,400	—	22,619,612

	189,100,662	111,462,475	38,607,054	23,077,131	362,247,322

Derivative financial instruments

Forward exchange contracts
Outflows	34,995,231	—	—	—	34,995,231
Inflows	(34,933,393)	—	—	—	(34,933,393)

	61,838	—	—	—	61,838

Cross currency swap contracts
Outflows	51,658,145	—	—	—	51,658,145
Inflows	(51,816,590)	—	—	—	(51,816,590)

	(158,445)	—	—	—	(158,445)

	$189,004,055	$111,462,475	$38,607,054	$23,077,131	$362,150,715

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$57,395	$—	$57,395
Designated as at FVTPL
Time deposit	—	1,068,273	—	1,068,273

	$—	$1,125,668	$—	$1,125,668

Available-for-sale financial assets

Corporate bonds	$38,023,860	$—	$—	$38,023,860
Agency bonds/Agency mortgage-backed securities	25,383,136	—	—	25,383,136
Asset-backed securities	—	12,195,102	—	12,195,102
Government bonds	7,044,080	—	—	7,044,080
Publicly traded stocks	2,068,370	—	—	2,068,370
Commercial paper	—	238,463	—	238,463

	$72,519,446	$12,433,565	$—	$84,953,011

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$51,057	$—	$—	$51,057
Cash flow hedges
Forward exchange contracts	—	47,822	—	47,822

	$51,057	$47,822	$—	$98,879

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$212,135	$—	$212,135
Cross currency swap contracts	—	39,077	—	39,077

	$—	$251,212	$—	$251,212

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$7,545	$—	$7,545

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$142,406	$—	$142,406
Cross currency swap contracts	—	10,976	—	10,976
Designated as at FVTPL
Time deposit	—	6,297,708	—	6,297,708
Forward exchange contracts	—	22	—	22

	$—	$6,451,112	$—	$6,451,112

Available-for-sale financial assets

Corporate bonds	$29,999,508	$—	$—	$29,999,508
Agency bonds/Agency mortgage-backed securities	14,880,482	—	—	14,880,482
Asset-backed securities	—	11,254,757	—	11,254,757
Government bonds	8,457,362	—	—	8,457,362
Publicly traded stocks	3,196,658	—	—	3,196,658

	$56,534,010	$11,254,757	$—	$67,788,767

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$5,550	$—	$—	$5,550

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$91,585	$—	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550	—	99,550

	$—	$191,135	$—	$191,135

	September 30, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Cross currency swap contracts	$—	$186,592	$—	$186,592
Forward exchange contracts	—	84,591	—	84,591
Designated as at FVTPL
Time deposit	—	1,577,134	—	1,577,134

	$—	$1,848,317	$—	$1,848,317

Available-for-sale financial assets

Corporate bonds	$20,459,534	$—	$—	$20,459,534
Agency bonds/Agency mortgage-backed securities	10,679,092	—	—	10,679,092
Asset-backed securities	—	7,326,334	—	7,326,334
Government bonds	4,304,642	—	—	4,304,642
Publicly traded stocks	3,045,401	—	—	3,045,401

	$38,488,669	$7,326,334	$—	$45,815,003

(Continued)

	September 30, 2016
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$194,557	$—	$194,557
Cross currency swap contracts	—	20,642	—	20,642
Designated as at FVTPL
Forward exchange contracts	—	9,326	—	9,326

	$—	$224,525	$—	$224,525

Hedging derivative financial liabilities
Fair value hedges
Interest rate futures contracts	$1,039	$—	$—	$1,039

(Concluded)

There were no transfers between Level 1 and Level 2 for the nine months ended September 30, 2017 and 2016, respectively.

There were no purchases and disposals for assets classified as Level 3 for the nine months ended September 30, 2017 and 2016, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of interest rate futures contracts, publicly traded stocks, government bonds, agency bonds, agency mortgage-backed securities and corporate bonds are determined by quoted market prices in active markets.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices. For investments in asset-backed securities, the fair values are determined by quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	September 30, 2017		December 31, 2016		September 30, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$20,372,593	$20,593,872	$23,849,701	$23,996,429	$25,476,134	$25,619,049
Negotiable certificate of deposit	4,535,850	4,538,254	4,829,850	4,847,785	4,706,100	4,733,944
Structured product	1,511,950	1,503,684	1,609,950	1,609,738	2,568,700	2,559,235
Commercial paper	—	—	8,628,176	8,630,769	—	—

Financial liabilities

Measured at amortized cost
Bonds payable	150,861,377	152,840,029	191,193,557	192,845,296	190,238,965	192,763,012

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	September 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$20,593,872	$—	$—	$20,593,872
Negotiable certificate of deposit	—	4,538,254	—	4,538,254
Structured product	—	1,503,684	—	1,503,684

	$20,593,872	$6,041,938	$—	$26,635,810

Financial liabilities

Measured at amortized cost
Bonds payable	$152,840,029	$—	$—	$152,840,029

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$23,996,429	$—	$—	$23,996,429
Commercial paper	—	8,630,769	—	8,630,769
Negotiable certificate of deposit	—	4,847,785	—	4,847,785
Structured product	—	1,609,738	—	1,609,738

	$23,996,429	$15,088,292	$—	$39,084,721

Financial liabilities

Measured at amortized cost
Bonds payable	$192,845,296	$—	$—	$192,845,296

	September 30, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$25,619,049	$—	$—	$25,619,049
Negotiable certificate of deposit	—	4,733,944	—	4,733,944
Structured product	—	2,559,235	—	2,559,235

	$25,619,049	$7,293,179	$—	$32,912,228

Financial liabilities

Measured at amortized cost
Bonds payable	$192,763,012	$—	$—	$192,763,012

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit and structured product, the fair values are determined by quoted market prices. For investment in commercial paper, the fair value is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined using active market prices.

29.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2017	2016	2017	2016

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,648,918	$1,494,890	$6,152,067	$4,057,402

Net revenue from royalties	Associates	$123,236	$132,347	$364,512	$381,667

c.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Related Party Categories

Associates	$2,671,511	$2,488,706	$7,557,431	$7,275,745

d.	Receivables from related parties

		September 30, 2017	December 31, 2016	September 30, 2016

Item	Related Party Name

Receivables from related parties	GUC	$933,031	$969,136	$170,639
	Xintec	143,407	423	65

		$1,076,438	$969,559	$170,704

(Continued)

		September 30, 2017	December 31, 2016	September 30, 2016

Other receivables from	SSMC	$85,274	$60,641	$54,876
related parties	VIS	79,504	86,038	94,698
	Others	1,151	109	110

		$165,929	$146,788	$149,684

(Concluded)

e.	Payables to related parties

		September 30, 2017	December 31, 2016	September 30, 2016

Item	Related Party Name
Payables to related	VIS	$600,612	$587,407	$440,243
parties	SSMC	429,739	506,121	335,320
	Xintec	382,279	124,541	242,898
	Others	29,399	44,105	21,317

		$1,442,029	$1,262,174	$1,039,778

f.	Accrued expenses and other current liabilities

		September 30, 2017	December 31, 2016	September 30, 2016

Item	Related Party Categories

Advance receipts	Associates	$239,914	$210,791	$130,840

g.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2017	2016	2017	2016

Item	Related Party Categories

Manufacturing expenses	Associates	$492,892	$378,454	$1,055,887	$1,152,264

Research and development expenses	Associates	$16,678	$38,295	$47,801	$107,373

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and nine months ended September 30, 2017 and 2016 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Short-term employee benefits	$532,461	$530,833	$1,523,629	$1,382,610
Post-employment benefits	836	930	2,929	3,041

	$533,297	$531,763	$1,526,558	$1,385,651

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

30.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2017, December 31, 2016 and September 30, 2016, the aforementioned other financial assets amounted to NT$168,293 thousand, NT$185,698 thousand and NT$152,826 thousand, respectively.

31.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land and office premises.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2017	December 31, 2016	September 30, 2016

Not later than 1 year	$1,512,193	$1,321,546	$1,252,626
Later than 1 year and not later than 5 years	4,425,524	3,677,432	3,651,712
Later than 5 years	9,179,467	6,623,957	6,876,654

	$15,117,184	$11,622,935	$11,780,992

32.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2017.

c.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2017, the amount has been fully paid.

d.	In May 2017, Mr. Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. On August 28, 2017, Mr. Uri Cohen amended the complaint to dismiss without prejudice TSMC North America and another company. On the same day, TSMC and TSMC North America filed a declaratory judgment complaint in the U.S. District Court for the Northern District of California seeking a ruling of non-infringement of the same U.S. patents asserted by Mr. Uri Cohen. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	On September 28, 2017 TSMC was contacted by the European Commission (“Commission”) for information and documents concerning alleged anti-competitive practices of TSMC in relation to semiconductor sales. TSMC will cooperate fully with the Commission and provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

f.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of September 30, 2017, December 31, 2016 and September 30, 2016 were NT$96,765 thousand, NT$122,356 thousand and NT$119,221 thousand, respectively.

33.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386,824 thousand, net of insurance claim. The Company recognized a reduction of such losses of NT$105,314 thousand for the three months ended March 31, 2017.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2017

Financial assets

Monetary items
USD	$4,782,324	30.239		$144,612,701
USD	496,388	6.615	(Note 2)	15,010,269
EUR	2,960	35.83		106,061
JPY	254,682	0.2699		68,739
Non-monetary items
HKD	186,144	3.89		724,099

Financial liabilities

Monetary items
USD	3,982,684	30.239		120,432,378
EUR	344,900	35.83		12,357,775
JPY	37,415,541	0.2699		10,098,454

December 31, 2016

Financial assets

Monetary items
USD	5,042,715	32.199		162,370,381
EUR	19,556	34.30		670,767
JPY	37,024,347	0.2775		10,274,256
Non-monetary items
HKD	257,056	4.15		1,066,780

Financial liabilities

Monetary items
USD	4,000,930	32.199		128,825,952
EUR	183,922	34.30		6,308,513
JPY	61,062,114	0.2775		16,944,737

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

September 30, 2016

Financial assets

Monetary items
USD	$5,116,408	31.374	$160,522,191
EUR	21,497	35.30	758,831
JPY	456,583	0.3114	142,180
Non-monetary items
HKD	183,611	4.05	743,625

Financial liabilities

Monetary items
USD	3,355,093	31.374	105,262,695
EUR	197,199	35.30	6,961,125
JPY	57,168,924	0.3114	17,802,403

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and nine months ended September 30, 2017 and 2016, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (foreign currencies in Thousands) (Note 3)		Ending Balance (foreign currencies in Thousands) (Note 3)		Amount Actually Drawn (foreign currencies in Thousands)		Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	21,028,440 4,600,000)	$ (RMB	21,028,440 4,600,000)	$ (RMB	13,257,060 2,900,000)	1.3%-1.5%	The need for short-term/ long-term financing	$—	Operating capital	$—	—	$—	$49,297,136	$49,297,136
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	45,358,500 1,500,000)	(US$	45,358,500 1,500,000)	(US$	7,197,079 238,007)	1.45%	The need for short-term financing	—	Operating capital	—	—	—	301,083,863	301,083,863

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$357,679,212	$ (US$	34,774,850 1,150,000)	$ (US$	34,774,850 1,150,000)	$ (US$	34,774,850 1,150,000)	$—	2.43%	$357,679,212	Yes	No	No
		TSMC North America	Subsidiary	357,679,212	(US$	2,516,287 83,213)	(US$	2,516,287 83,213)	(US$	2,516,287 83,213)	—	0.18%	357,679,212	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		$650,371	N/A		$650,437

	Common stock
	Motech	—	Available-for-sale financial assets	58,320		1,344,271	12		1,344,271
	Semiconductor Manufacturing International Corporation	—	”	21,105		724,099	—		724,099
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	1,152		4,041	2		4,041

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		6,975	12		6,975
	Crimson Asia Capital	—	”	—		6,410	1		6,410

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	12		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	8,607	9	US$	8,607
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Morgan Stanley	—	Available-for-sale financial assets	—	US$	38,254	N/A	US$	38,254
	Bank of America Corp	—	”	—	US$	37,690	N/A	US$	37,690
	Goldman Sachs Group Inc/The	—	”	—	US$	34,023	N/A	US$	34,023
	JPMorgan Chase & Co	—	”	—	US$	33,685	N/A	US$	33,685
	AT&T Inc	—	”	—	US$	24,883	N/A	US$	24,883
	Citigroup Inc	—	”	—	US$	23,820	N/A	US$	23,820
	Verizon Communications Inc	—	”	—	US$	19,507	N/A	US$	19,507
	Ford Motor Credit Co LLC	—	”	—	US$	17,626	N/A	US$	17,626
	BAT Capital Corp	—	”	—	US$	17,045	N/A	US$	17,045
	Wells Fargo & Co	—	”	—	US$	15,841	N/A	US$	15,841
	Apple Inc	—	”	—	US$	15,651	N/A	US$	15,651
	Credit Suisse AG/New York NY	—	”	—	US$	13,735	N/A	US$	13,735
	PNC Bank NA	—	”	—	US$	13,243	N/A	US$	13,243
	Tyson Foods Inc	—	”	—	US$	12,271	N/A	US$	12,271
	Anheuser-Busch InBev Finance Inc	—	”	—	US$	11,897	N/A	US$	11,897
	Southern Co/The	—	”	—	US$	11,406	N/A	US$	11,406
	AbbVie Inc	—	”	—	US$	11,185	N/A	US$	11,185
	Westpac Banking Corp	—	”	—	US$	10,485	N/A	US$	10,485
	BP Capital Markets PLC	—	”	—	US$	10,341	N/A	US$	10,341
	Svenska Handelsbanken AB	—	”	—	US$	9,923	N/A	US$	9,923
	CVS Health Corp	—	”	—	US$	9,882	N/A	US$	9,882
	Oracle Corp	—	”	—	US$	9,721	N/A	US$	9,721
	Capital One NA/Mclean VA	—	”	—	US$	9,632	N/A	US$	9,632
	Microsoft Corp	—	”	—	US$	9,386	N/A	US$	9,386
	Aviation Capital Group Corp	—	”	—	US$	9,181	N/A	US$	9,181
	ERAC USA Finance LLC	—	”	—	US$	8,852	N/A	US$	8,852

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mitsubishi UFJ Financial Group Inc	—	Available-for-sale financial assets	—	US$	8,837	N/A	US$	8,837
	International Bank for Reconstruction & Development	—	”	—	US$	8,760	N/A	US$	8,760
	Hewlett Packard Enterprise Co	—	”	—	US$	8,732	N/A	US$	8,732
	Ventas Realty LP / Ventas Capital Corp	—	”	—	US$	8,546	N/A	US$	8,546
	Cardinal Health Inc	—	”	—	US$	8,443	N/A	US$	8,443
	Rockwell Collins Inc	—	”	—	US$	8,130	N/A	US$	8,130
	Daimler Finance North America LLC	—	”	—	US$	8,105	N/A	US$	8,105
	Dominion Energy Inc	—	”	—	US$	8,040	N/A	US$	8,040
	American Express Credit Corp	—	”	—	US$	7,824	N/A	US$	7,824
	Huntington National Bank/The	—	”	—	US$	7,800	N/A	US$	7,800
	Duke Energy Corp	—	”	—	US$	7,771	N/A	US$	7,771
	UBS Group Funding Switzerland AG	—	”	—	US$	7,559	N/A	US$	7,559
	American International Group Inc	—	”	—	US$	7,458	N/A	US$	7,458
	Sumitomo Mitsui Financial Group Inc	—	”	—	US$	7,446	N/A	US$	7,446
	Reckitt Benckiser Treasury Services PLC	—	”	—	US$	7,149	N/A	US$	7,149
	Siemens Financieringsmaatschappij NV	—	”	—	US$	7,140	N/A	US$	7,140
	ABN AMRO Bank NV	—	”	—	US$	7,130	N/A	US$	7,130
	21st Century Fox America Inc	—	”	—	US$	6,957	N/A	US$	6,957
	HSBC Holdings PLC	—	”	—	US$	6,946	N/A	US$	6,946
	Deutsche Telekom International Finance BV	—	”	—	US$	6,675	N/A	US$	6,675
	QUALCOMM Inc	—	”	—	US$	6,532	N/A	US$	6,532
	Marriott International Inc/MD	—	”	—	US$	6,521	N/A	US$	6,521
	Mizuho Financial Group Inc	—	”	—	US$	6,509	N/A	US$	6,509
	Reliance Standard Life Global Funding II	—	”	—	US$	6,506	N/A	US$	6,506
	Dow Chemical Co/The	—	”	—	US$	6,446	N/A	US$	6,446
	Welltower Inc	—	”	—	US$	6,379	N/A	US$	6,379
	Banque Federative du Credit Mutuel SA	—	”	—	US$	6,301	N/A	US$	6,301
	Citizens Bank NA/Providence RI	—	”	—	US$	6,284	N/A	US$	6,284
	Santander UK Group Holdings PLC	—	”	—	US$	6,252	N/A	US$	6,252
	SunTrust Banks Inc	—	”	—	US$	6,225	N/A	US$	6,225
	Asian Development Bank	—	”	—	US$	6,077	N/A	US$	6,077
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,048	N/A	US$	6,048
	BB&T Corp	—	”	—	US$	6,010	N/A	US$	6,010
	SMBC Aviation Capital Finance DAC	—	”	—	US$	5,996	N/A	US$	5,996
	Hyundai Capital America	—	”	—	US$	5,994	N/A	US$	5,994
	Royal Bank of Canada	—	”	—	US$	5,989	N/A	US$	5,989
	NextEra Energy Capital Holdings Inc	—	”	—	US$	5,877	N/A	US$	5,877
	Danone SA	—	”	—	US$	5,806	N/A	US$	5,806
	Aspen Insurance Holdings Ltd	—	”	—	US$	5,805	N/A	US$	5,805
	Shell International Finance BV	—	”	—	US$	5,780	N/A	US$	5,780
	Toyota Motor Credit Corp	—	”	—	US$	5,669	N/A	US$	5,669
	Penske Truck Leasing Co Lp / PTL Finance Corp	—	”	—	US$	5,656	N/A	US$	5,656
	Nordea Bank AB	—	”	—	US$	5,597	N/A	US$	5,597
	Bank of New York Mellon Corp/The	—	”	—	US$	5,552	N/A	US$	5,552
	Air Lease Corp	—	”	—	US$	5,541	N/A	US$	5,541
	New York Life Global Funding	—	”	—	US$	5,473	N/A	US$	5,473
	ANZ New Zealand Int’l Ltd/London	—	”	—	US$	5,418	N/A	US$	5,418
	Banco Santander SA	—	”	—	US$	5,350	N/A	US$	5,350
	Montpelier Re Holdings Ltd	—	”	—	US$	5,337	N/A	US$	5,337
	McCormick & Co Inc/MD	—	”	—	US$	5,331	N/A	US$	5,331
	Manufacturers & Traders Trust Co	—	”	—	US$	5,323	N/A	US$	5,323
	Toronto-Dominion Bank/The	—	”	—	US$	5,300	N/A	US$	5,300
	Amgen Inc	—	”	—	US$	5,261	N/A	US$	5,261
	Jackson National Life Global Funding	—	”	—	US$	5,181	N/A	US$	5,181
	Berkshire Hathaway Finance Corp	—	”	—	US$	5,151	N/A	US$	5,151
	KeyBank NA/Cleveland OH	—	”	—	US$	5,077	N/A	US$	5,077
	UBS AG/Stamford CT	—	”	—	US$	5,044	N/A	US$	5,044
	Analog Devices Inc	—	”	—	US$	5,016	N/A	US$	5,016
	International Finance Corp	—	”	—	US$	5,000	N/A	US$	5,000

(Continued)

				September 30, 2017
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Macquarie Group Ltd	—	Available-for-sale financial assets	—	US$	4,986	N/A	US$	4,986
	Cox Communications Inc	—	”	—	US$	4,962	N/A	US$	4,962
	Five Corners Funding Trust	—	”	—	US$	4,883	N/A	US$	4,883
	Barclays PLC	—	”	—	US$	4,869	N/A	US$	4,869
	Schlumberger Holdings Corp	—	”	—	US$	4,828	N/A	US$	4,828
	Air Liquide Finance SA	—	”	—	US$	4,772	N/A	US$	4,772
	Fifth Third Bank/Cincinnati OH	—	”	—	US$	4,720	N/A	US$	4,720
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	”	—	US$	4,696	N/A	US$	4,696
	US Bank NA/Cincinnati OH	—	”	—	US$	4,388	N/A	US$	4,388
	US Bancorp	—	”	—	US$	4,322	N/A	US$	4,322
	Lloyds Bank PLC	—	”	—	US$	4,228	N/A	US$	4,228
	Oaktree Capital Management LP	—	”	—	US$	4,228	N/A	US$	4,228
	Celgene Corp	—	”	—	US$	4,221	N/A	US$	4,221
	BNP Paribas SA	—	”	—	US$	4,208	N/A	US$	4,208
	Exelon Generation Co LLC	—	”	—	US$	4,168	N/A	US$	4,168
	KeyCorp	—	”	—	US$	4,089	N/A	US$	4,089
	Mondelez International Holdings Netherlands BV	—	”	—	US$	4,013	N/A	US$	4,013
	Intel Corp	—	”	—	US$	4,003	N/A	US$	4,003
	Intercontinental Exchange Inc	—	”	—	US$	3,992	N/A	US$	3,992
	Fortive Corp	—	”	—	US$	3,988	N/A	US$	3,988
	AEP Texas Inc	—	”	—	US$	3,983	N/A	US$	3,983
	Edison International	—	”	—	US$	3,979	N/A	US$	3,979
	Wells Fargo Bank NA	—	”	—	US$	3,919	N/A	US$	3,919
	Ryder System Inc	—	”	—	US$	3,837	N/A	US$	3,837
	Fifth Third Bancorp	—	”	—	US$	3,804	N/A	US$	3,804
	Suncorp-Metway Ltd	—	”	—	US$	3,800	N/A	US$	3,800
	Husky Energy Inc	—	”	—	US$	3,784	N/A	US$	3,784
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	—	”	—	US$	3,741	N/A	US$	3,741
	Pacific Gas & Electric Co	—	”	—	US$	3,639	N/A	US$	3,639
	Canadian Imperial Bank of Commerce	—	”	—	US$	3,615	N/A	US$	3,615
	Lam Research Corp	—	”	—	US$	3,606	N/A	US$	3,606
	Protective Life Global Funding	—	”	—	US$	3,601	N/A	US$	3,601
	SES GLOBAL Americas Holdings GP	—	”	—	US$	3,528	N/A	US$	3,528
	BAT International Finance PLC	—	”	—	US$	3,497	N/A	US$	3,497
	Aetna Inc	—	”	—	US$	3,422	N/A	US$	3,422
	Credit Agricole SA/London	—	”	—	US$	3,393	N/A	US$	3,393
	Kroger Co/The	—	”	—	US$	3,388	N/A	US$	3,388
	Cigna Corp	—	”	—	US$	3,122	N/A	US$	3,122
	Realty Income Corp	—	”	—	US$	3,120	N/A	US$	3,120
	Anheuser-Busch InBev Worldwide Inc	—	”	—	US$	3,067	N/A	US$	3,067
	Time Warner Inc	—	”	—	US$	3,032	N/A	US$	3,032
	Citibank NA	—	”	—	US$	3,002	N/A	US$	3,002
	Delta Air Lines Class A Pass Through Trust	—	”	—	US$	2,900	N/A	US$	2,900
	Principal Life Global Funding II	—	”	—	US$	2,793	N/A	US$	2,793
	BMW US Capital LLC	—	”	—	US$	2,737	N/A	US$	2,737
	PartnerRe Finance B LLC	—	”	—	US$	2,695	N/A	US$	2,695
	Chevron Corp	—	”	—	US$	2,646	N/A	US$	2,646
	Nuveen Finance LLC	—	”	—	US$	2,569	N/A	US$	2,569
	LyondellBasell Industries NV	—	”	—	US$	2,547	N/A	US$	2,547
	Metropolitan Life Global Funding I	—	”	—	US$	2,533	N/A	US$	2,533
	Credit Suisse Group Funding Guernsey Ltd	—	”	—	US$	2,509	N/A	US$	2,509
	Wm Wrigley Jr Co	—	”	—	US$	2,501	N/A	US$	2,501
	Eastman Chemical Co	—	”	—	US$	2,460	N/A	US$	2,460
	Xylem Inc/NY	—	”	—	US$	2,453	N/A	US$	2,453
	Commonwealth Bank of Australia/New York NY	—	”	—	US$	2,411	N/A	US$	2,411
	HSBC USA Inc	—	”	—	US$	2,378	N/A	US$	2,378
	NBCUniversal Media LLC	—	”	—	US$	2,364	N/A	US$	2,364
	EI du Pont de Nemours & Co	—	”	—	US$	2,348	N/A	US$	2,348

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	National Australia Bank Ltd/New York	—	Available-for-sale financial assets	—	US$	2,331	N/A	US$	2,331
	Biogen Inc	—	”	—	US$	2,321	N/A	US$	2,321
	Simon Property Group LP	—	”	—	US$	2,313	N/A	US$	2,313
	Bank of Tokyo-Mitsubishi UFJ Ltd/The	—	”	—	US$	2,312	N/A	US$	2,312
	Kimco Realty Corp	—	”	—	US$	2,312	N/A	US$	2,312
	Voya Financial Inc	—	”	—	US$	2,297	N/A	US$	2,297
	Gilead Sciences Inc	—	”	—	US$	2,281	N/A	US$	2,281
	Digital Realty Trust LP	—	”	—	US$	2,262	N/A	US$	2,262
	Cintas Corp No 2	—	”	—	US$	2,244	N/A	US$	2,244
	Inter-American Development Bank	—	”	—	US$	2,240	N/A	US$	2,240
	ING Groep NV	—	”	—	US$	2,237	N/A	US$	2,237
	Pricoa Global Funding I	—	”	—	US$	2,214	N/A	US$	2,214
	ProAssurance Corp	—	”	—	US$	2,182	N/A	US$	2,182
	Express Scripts Holding Co	—	”	—	US$	2,162	N/A	US$	2,162
	WR Berkley Corp	—	”	—	US$	2,160	N/A	US$	2,160
	HCP Inc	—	”	—	US$	2,127	N/A	US$	2,127
	Sysco Corp	—	”	—	US$	2,024	N/A	US$	2,024
	Lloyds Banking Group PLC	—	”	—	US$	2,019	N/A	US$	2,019
	Enel Finance International NV	—	”	—	US$	2,016	N/A	US$	2,016
	British Telecommunications PLC	—	”	—	US$	2,014	N/A	US$	2,014
	State Street Corp	—	”	—	US$	2,014	N/A	US$	2,014
	Johnson Controls International plc	—	”	—	US$	2,009	N/A	US$	2,009
	Enterprise Products Operating LLC	—	”	—	US$	2,006	N/A	US$	2,006
	Danske Bank A/S	—	”	—	US$	1,974	N/A	US$	1,974
	AutoZone Inc	—	”	—	US$	1,955	N/A	US$	1,955
	Stryker Corp	—	”	—	US$	1,955	N/A	US$	1,955
	UnitedHealth Group Inc	—	”	—	US$	1,951	N/A	US$	1,951
	Magellan Midstream Partners LP	—	”	—	US$	1,945	N/A	US$	1,945
	Bear Stearns Cos LLC/The	—	”	—	US$	1,936	N/A	US$	1,936
	BPCE SA	—	”	—	US$	1,935	N/A	US$	1,935
	Capital One Financial Corp	—	”	—	US$	1,920	N/A	US$	1,920
	Branch Banking & Trust Co	—	”	—	US$	1,894	N/A	US$	1,894
	Sumitomo Mitsui Banking Corp	—	”	—	US$	1,887	N/A	US$	1,887
	Cooperatieve Rabobank UA/NY	—	”	—	US$	1,864	N/A	US$	1,864
	WestRock RKT Co	—	”	—	US$	1,852	N/A	US$	1,852
	SunTrust Bank/Atlanta GA	—	”	—	US$	1,850	N/A	US$	1,850
	Orange SA	—	”	—	US$	1,844	N/A	US$	1,844
	StanCorp Financial Group Inc	—	”	—	US$	1,836	N/A	US$	1,836
	Australia & New Zealand Banking Group Ltd/New York NY	—	”	—	US$	1,804	N/A	US$	1,804
	Regency Centers LP	—	”	—	US$	1,783	N/A	US$	1,783
	Dominion Energy Gas Holdings LLC	—	”	—	US$	1,781	N/A	US$	1,781
	Alterra Finance LLC	—	”	—	US$	1,772	N/A	US$	1,772
	Alimentation Couche-Tard Inc	—	”	—	US$	1,763	N/A	US$	1,763
	Sumitomo Mitsui Trust Bank Ltd	—	”	—	US$	1,700	N/A	US$	1,700
	Amazon.com Inc	—	”	—	US$	1,646	N/A	US$	1,646
	African Development Bank	—	”	—	US$	1,567	N/A	US$	1,567
	UBS AG/London	—	”	—	US$	1,557	N/A	US$	1,557
	Caterpillar Financial Services Corp	—	”	—	US$	1,549	N/A	US$	1,549
	PSEG Power LLC	—	”	—	US$	1,518	N/A	US$	1,518
	McKesson Corp	—	”	—	US$	1,509	N/A	US$	1,509
	Standard Chartered PLC	—	”	—	US$	1,507	N/A	US$	1,507
	Harley-Davidson Financial Services Inc	—	”	—	US$	1,504	N/A	US$	1,504
	Continental Airlines Class A Pass Through Trust	—	”	—	US$	1,501	N/A	US$	1,501
	Guardian Life Global Funding	—	”	—	US$	1,483	N/A	US$	1,483
	HSBC Bank PLC	—	”	—	US$	1,476	N/A	US$	1,476
	Cisco Systems Inc	—	”	—	US$	1,474	N/A	US$	1,474
	Oesterreichische Kontrollbank AG	—	”	—	US$	1,456	N/A	US$	1,456
	Monongahela Power Co	—	”	—	US$	1,440	N/A	US$	1,440
	Texas Eastern Transmission LP	—	”	—	US$	1,406	N/A	US$	1,406

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Walt Disney Co/The	—	Available-for-sale financial assets	—	US$	1,397	N/A	US$	1,397
	CBOE Holdings Inc	—	”	—	US$	1,374	N/A	US$	1,374
	Entergy Arkansas Inc	—	”	—	US$	1,310	N/A	US$	1,310
	International Business Machines Corp	—	”	—	US$	1,307	N/A	US$	1,307
	Entergy Corp	—	”	—	US$	1,293	N/A	US$	1,293
	Philip Morris International Inc	—	”	—	US$	1,293	N/A	US$	1,293
	GATX Corp	—	”	—	US$	1,291	N/A	US$	1,291
	Visa Inc	—	”	—	US$	1,288	N/A	US$	1,288
	Eaton Corp	—	”	—	US$	1,272	N/A	US$	1,272
	Comcast Corp	—	”	—	US$	1,270	N/A	US$	1,270
	Western Union Co/The	—	”	—	US$	1,269	N/A	US$	1,269
	Nissan Motor Acceptance Corp	—	”	—	US$	1,268	N/A	US$	1,268
	Consolidated Edison Inc	—	”	—	US$	1,221	N/A	US$	1,221
	Sempra Energy	—	”	—	US$	1,190	N/A	US$	1,190
	American Airlines Class A Pass Through Trust	—	”	—	US$	1,172	N/A	US$	1,172
	Public Service Enterprise Group Inc	—	”	—	US$	1,143	N/A	US$	1,143
	Kreditanstalt fuer Wiederaufbau	—	”	—	US$	1,141	N/A	US$	1,141
	DXC Technology Co	—	”	—	US$	1,131	N/A	US$	1,131
	ERP Operating LP	—	”	—	US$	1,125	N/A	US$	1,125
	Wesfarmers Ltd	—	”	—	US$	1,096	N/A	US$	1,096
	International Paper Co	—	”	—	US$	1,091	N/A	US$	1,091
	Marsh & McLennan Cos Inc	—	”	—	US$	1,089	N/A	US$	1,089
	CA Inc	—	”	—	US$	1,077	N/A	US$	1,077
	Glencore Finance Canada Ltd	—	”	—	US$	1,075	N/A	US$	1,075
	Merck & Co Inc	—	”	—	US$	1,057	N/A	US$	1,057
	EOG Resources Inc	—	”	—	US$	1,054	N/A	US$	1,054
	Commonwealth Edison Co	—	”	—	US$	1,050	N/A	US$	1,050
	Lincoln National Corp	—	”	—	US$	1,044	N/A	US$	1,044
	Athene Global Funding	—	”	—	US$	1,041	N/A	US$	1,041
	Statoil ASA	—	”	—	US$	1,025	N/A	US$	1,025
	Berkshire Hathaway Energy Co	—	”	—	US$	1,021	N/A	US$	1,021
	Macquarie Bank Ltd	—	”	—	US$	1,012	N/A	US$	1,012
	Altera Corp	—	”	—	US$	1,011	N/A	US$	1,011
	Ares Capital Corp	—	”	—	US$	1,010	N/A	US$	1,010
	Home Depot Inc/The	—	”	—	US$	1,006	N/A	US$	1,006
	John Deere Capital Corp	—	”	—	US$	1,003	N/A	US$	1,003
	United Technologies Corp	—	”	—	US$	998	N/A	US$	998
	Georgia-Pacific LLC	—	”	—	US$	987	N/A	US$	987
	Capital One Bank USA NA	—	”	—	US$	979	N/A	US$	979
	Duke Realty LP	—	”	—	US$	976	N/A	US$	976
	National Retail Properties Inc	—	”	—	US$	975	N/A	US$	975
	Bunge Ltd Finance Corp	—	”	—	US$	971	N/A	US$	971
	Exxon Mobil Corp	—	”	—	US$	956	N/A	US$	956
	CenterPoint Energy Resources Corp	—	”	—	US$	943	N/A	US$	943
	Duke Energy Progress LLC	—	”	—	US$	943	N/A	US$	943
	PPL Capital Funding Inc	—	”	—	US$	933	N/A	US$	933
	Coca-Cola Femsa SAB de CV	—	”	—	US$	926	N/A	US$	926
	GlaxoSmithKline Capital Inc	—	”	—	US$	923	N/A	US$	923
	Southern Electric Generating Co	—	”	—	US$	903	N/A	US$	903
	Lockheed Martin Corp	—	”	—	US$	901	N/A	US$	901
	CNOOC Finance Ltd	—	”	—	US$	893	N/A	US$	893
	Federal Realty Investment Trust	—	”	—	US$	872	N/A	US$	872
	Mastercard Inc	—	”	—	US$	854	N/A	US$	854
	Consolidated Edison Co of New York Inc	—	”	—	US$	848	N/A	US$	848
	Bank of Nova Scotia	—	”	—	US$	843	N/A	US$	843
	Huntington Bancshares Inc/OH	—	”	—	US$	841	N/A	US$	841
	MetLife Inc	—	”	—	US$	831	N/A	US$	831
	Nucor Corp	—	”	—	US$	821	N/A	US$	821
	Bank of Montreal	—	”	—	US$	818	N/A	US$	818

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Pacific LifeCorp	—	Available-for-sale financial assets	—	US$	816	N/A	US$	816
	Aon PLC	—	”	—	US$	814	N/A	US$	814
	AXIS Specialty Finance LLC	—	”	—	US$	814	N/A	US$	814
	ONEOK Partners LP	—	”	—	US$	809	N/A	US$	809
	Societe Generale SA	—	”	—	US$	808	N/A	US$	808
	Manulife Financial Corp	—	”	—	US$	805	N/A	US$	805
	Activision Blizzard Inc	—	”	—	US$	801	N/A	US$	801
	State Grid Overseas Investment Ltd	—	”	—	US$	798	N/A	US$	798
	Spectra Energy Partners LP	—	”	—	US$	788	N/A	US$	788
	Sinopec Capital Ltd	—	”	—	US$	779	N/A	US$	779
	AIG Global Funding	—	”	—	US$	765	N/A	US$	765
	Baidu Inc	—	”	—	US$	760	N/A	US$	760
	Crown Castle Towers LLC	—	”	—	US$	748	N/A	US$	748
	CMS Energy Corp	—	”	—	US$	743	N/A	US$	743
	APT Pipelines Ltd	—	”	—	US$	726	N/A	US$	726
	Baker Hughes a GE Co LLC	—	”	—	US$	722	N/A	US$	722
	Duke Energy Progress LLC	—	”	—	US$	720	N/A	US$	720
	DTE Energy Co	—	”	—	US$	719	N/A	US$	719
	Norfolk Southern Railway Co	—	”	—	US$	717	N/A	US$	717
	Regions Financial Corp	—	”	—	US$	716	N/A	US$	716
	American Honda Finance Corp	—	”	—	US$	714	N/A	US$	714
	Total Capital International SA	—	”	—	US$	706	N/A	US$	706
	Scentre Group Trust 1 / Scentre Group Trust 2	—	”	—	US$	704	N/A	US$	704
	TTX Co	—	”	—	US$	702	N/A	US$	702
	Rochester Gas & Electric Corp	—	”	—	US$	689	N/A	US$	689
	ING Bank NV	—	”	—	US$	679	N/A	US$	679
	Ohio Power Co	—	”	—	US$	668	N/A	US$	668
	Entergy Gulf States Louisiana LLC	—	”	—	US$	656	N/A	US$	656
	RBC USA Holdco Corp	—	”	—	US$	651	N/A	US$	651
	Georgia Power Co	—	”	—	US$	649	N/A	US$	649
	Grupo Bimbo SAB de CV	—	”	—	US$	643	N/A	US$	643
	Alexandria Real Estate Equities Inc	—	”	—	US$	641	N/A	US$	641
	Texas Instruments Inc	—	”	—	US$	639	N/A	US$	639
	Liberty Property LP	—	”	—	US$	636	N/A	US$	636
	Potash Corp of Saskatchewan Inc	—	”	—	US$	633	N/A	US$	633
	Life Technologies Corp	—	”	—	US$	620	N/A	US$	620
	BOC Aviation Ltd	—	”	—	US$	619	N/A	US$	619
	Daiwa Securities Group Inc	—	”	—	US$	618	N/A	US$	618
	Dr Pepper Snapple Group Inc	—	”	—	US$	616	N/A	US$	616
	Altria Group Inc	—	”	—	US$	609	N/A	US$	609
	ABC Inc	—	”	—	US$	604	N/A	US$	604
	Kimberly-Clark Corp	—	”	—	US$	602	N/A	US$	602
	American Express Co	—	”	—	US$	600	N/A	US$	600
	Host Hotels & Resorts LP	—	”	—	US$	595	N/A	US$	595
	McDonald’s Corp	—	”	—	US$	588	N/A	US$	588
	MUFG Union Bank NA	—	”	—	US$	585	N/A	US$	585
	AvalonBay Communities Inc	—	”	—	US$	583	N/A	US$	583
	Mizuho Bank Ltd	—	”	—	US$	581	N/A	US$	581
	AXIS Specialty Finance PLC	—	”	—	US$	577	N/A	US$	577
	Boston Properties LP	—	”	—	US$	558	N/A	US$	558
	Bunge Ltd Finance Corp	—	”	—	US$	553	N/A	US$	553
	Weyerhaeuser Co	—	”	—	US$	552	N/A	US$	552
	Caisse Centrale Desjardins	—	”	—	US$	550	N/A	US$	550
	Prudential Financial Inc	—	”	—	US$	541	N/A	US$	541
	O’Reilly Automotive Inc	—	”	—	US$	538	N/A	US$	538
	Brambles USA Inc	—	”	—	US$	537	N/A	US$	537
	Southwestern Electric Power Co	—	”	—	US$	527	N/A	US$	527
	TD Ameritrade Holding Corp	—	”	—	US$	524	N/A	US$	524
	Fulton Financial Corp	—	”	—	US$	521	N/A	US$	521

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Regency Centers Corp	—	Available-for-sale financial assets	—	US$	516	N/A	US$	516
	Burlington Northern Santa Fe LLC	—	”	—	US$	510	N/A	US$	510
	Walgreens Boots Alliance Inc	—	”	—	US$	508	N/A	US$	508
	ORIX Corp	—	”	—	US$	505	N/A	US$	505
	Swedbank AB	—	”	—	US$	505	N/A	US$	505
	CBS Corp	—	”	—	US$	503	N/A	US$	503
	Halliburton Co	—	”	—	US$	500	N/A	US$	500
	MassMutual Global Funding II	—	”	—	US$	491	N/A	US$	491
	Comerica Inc	—	”	—	US$	475	N/A	US$	475
	Narragansett Electric Co/The	—	”	—	US$	472	N/A	US$	472
	CenterPoint Energy Inc	—	”	—	US$	470	N/A	US$	470
	Spire Inc	—	”	—	US$	463	N/A	US$	463
	Equifax Inc	—	”	—	US$	455	N/A	US$	455
	Canadian Pacific Railway Co	—	”	—	US$	445	N/A	US$	445
	Texas-New Mexico Power Co	—	”	—	US$	442	N/A	US$	442
	Nationwide Building Society	—	”	—	US$	438	N/A	US$	438
	Valero Energy Corp	—	”	—	US$	435	N/A	US$	435
	TransCanada PipeLines Ltd	—	”	—	US$	419	N/A	US$	419
	Woolworths Ltd	—	”	—	US$	419	N/A	US$	419
	Blackstone Holdings Finance Co LLC	—	”	—	US$	418	N/A	US$	418
	Volkswagen Group of America Finance LLC	—	”	—	US$	400	N/A	US$	400
	Southern Power Co	—	”	—	US$	399	N/A	US$	399
	IBM Credit LLC	—	”	—	US$	397	N/A	US$	397
	Aon Corp	—	”	—	US$	394	N/A	US$	394
	First Niagara Financial Group Inc	—	”	—	US$	389	N/A	US$	389
	Nationwide Financial Services Inc	—	”	—	US$	381	N/A	US$	381
	Enbridge Inc	—	”	—	US$	365	N/A	US$	365
	NetApp Inc	—	”	—	US$	365	N/A	US$	365
	Deutsche Bank AG	—	”	—	US$	354	N/A	US$	354
	Phillips 66	—	”	—	US$	325	N/A	US$	325
	PacifiCorp	—	”	—	US$	318	N/A	US$	318
	eBay Inc	—	”	—	US$	306	N/A	US$	306
	Eli Lilly & Co	—	”	—	US$	296	N/A	US$	296
	BAE Systems Holdings Inc	—	”	—	US$	293	N/A	US$	293
	Barclays Bank PLC	—	”	—	US$	293	N/A	US$	293
	Amphenol Corp	—	”	—	US$	291	N/A	US$	291
	EMD Finance LLC	—	”	—	US$	282	N/A	US$	282
	Nomura Holdings Inc	—	”	—	US$	252	N/A	US$	252
	NBCUniversal Enterprise Inc	—	”	—	US$	251	N/A	US$	251
	Hartford Financial Services Group Inc/The	—	”	—	US$	239	N/A	US$	239
	Kansas City Power & Light Co	—	”	—	US$	239	N/A	US$	239
	Protective Life Corp	—	”	—	US$	231	N/A	US$	231
	WestRock MWV LLC	—	”	—	US$	228	N/A	US$	228
	Rolls-Royce PLC	—	”	—	US$	225	N/A	US$	225
	Assurant Inc	—	”	—	US$	211	N/A	US$	211
	Fidelity National Information Services Inc	—	”	—	US$	209	N/A	US$	209
	NiSource Finance Corp	—	”	—	US$	84	N/A	US$	84
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	152,218	N/A	US$	154,004
	Wells Fargo & Co	—	”	—	US$	150,006	N/A	US$	152,178
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	101,168
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	100,965
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,454
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,394
	Bank of Nova Scotia	—	”	—	US$	49,988	N/A	US$	50,365

	Government bond
	United States Treasury Note/Bond	—	Available-for-sale financial assets	—	US$	131,752	N/A	US$	131,752
	United States Treasury Floating Rate Note	—	”	—	US$	87,556	N/A	US$	87,556
	United States Treasury Bill	—	”	—	US$	5,497	N/A	US$	5,497
	United States Treasury Inflation Indexed Bonds	—	”	—	US$	4,645	N/A	US$	4,645
	Abu Dhabi Government International Bond	—	”	—	US$	3,496	N/A	US$	3,496

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bonds/Agency mortgage-backed securities
	Fannie Mae	—	Available-for-sale financial assets	—	US$	479,755	N/A	US$	479,755
	Freddie Mac	—	”	—	US$	223,463	N/A	US$	223,463
	Ginnie Mae	—	”	—	US$	107,899	N/A	US$	107,899
	Fannie Mae-Aces	—	”	—	US$	6,796	N/A	US$	6,796
	Federal Home Loan Banks	—	”	—	US$	6,182	N/A	US$	6,182
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	4,080	N/A	US$	4,080
	Export-Import Bank of Korea	—	”	—	US$	3,006	N/A	US$	3,006
	Province of Quebec Canada	—	”	—	US$	2,585	N/A	US$	2,585
	Export Development Canada	—	”	—	US$	2,006	N/A	US$	2,006
	CPPIB Capital Inc	—	”	—	US$	1,186	N/A	US$	1,186
	Federal Farm Credit Banks	—	”	—	US$	903	N/A	US$	903
	Freddie Mac Strips	—	”	—	US$	811	N/A	US$	811
	Fannie Mae Interest Strip	—	”	—	US$	250	N/A	US$	250
	Fannie Mae Grantor Trust	—	”	—	US$	215	N/A	US$	215
	Fannie Mae Benchmark REMIC	—	”	—	US$	173	N/A	US$	173
	Fannie Mae REMIC Trust	—	”	—	US$	107	N/A	US$	107

	Negotiable certificate of deposit
	Bank of China	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,032
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,031
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,018

	Asset-backed securities
	Citibank Credit Card Issuance Trust	—	Available-for-sale financial assets	—	US$	39,343	N/A	US$	39,343
	Chase Issuance Trust	—	”	—	US$	29,765	N/A	US$	29,765
	American Express Credit Account Master Trust	—	”	—	US$	29,085	N/A	US$	29,085
	Discover Card Execution Note Trust	—	”	—	US$	23,882	N/A	US$	23,882
	Capital One Multi-Asset Execution Trust	—	”	—	US$	21,568	N/A	US$	21,568
	Ford Credit Floorplan Master Owner Trust A	—	”	—	US$	20,725	N/A	US$	20,725
	BA Credit Card Trust	—	”	—	US$	17,240	N/A	US$	17,240
	UBS-Barclays Commercial Mortgage Trust	—	”	—	US$	13,321	N/A	US$	13,321
	Toyota Auto Receivables Owner Trust	—	”	—	US$	13,145	N/A	US$	13,145
	COMM Mortgage Trust	—	”	—	US$	12,255	N/A	US$	12,255
	Ford Credit Auto Owner Trust/Ford Credit	—	”	—	US$	11,782	N/A	US$	11,782
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	11,069	N/A	US$	11,069
	Chesapeake Funding II LLC	—	”	—	US$	10,676	N/A	US$	10,676
	JPMCC Commercial Mortgage Securities Trust	—	”	—	US$	10,221	N/A	US$	10,221
	Mercedes-Benz Master Owner Trust	—	”	—	US$	10,054	N/A	US$	10,054
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	8,916	N/A	US$	8,916
	GM Financial Automobile Leasing Trust	—	”	—	US$	8,117	N/A	US$	8,117
	BANK	—	”	—	US$	8,067	N/A	US$	8,067
	Honda Auto Receivables Owner Trust	—	”	—	US$	7,544	N/A	US$	7,544
	CGDBB Commercial Mortgage Trust	—	”	—	US$	7,500	N/A	US$	7,500
	Nissan Auto Lease Trust	—	”	—	US$	7,476	N/A	US$	7,476
	GS Mortgage Securities Trust	—	”	—	US$	7,292	N/A	US$	7,292
	Citigroup Commercial Mortgage Trust	—	”	—	US$	6,862	N/A	US$	6,862
	JPMBB Commercial Mortgage Securities Trust	—	”	—	US$	5,945	N/A	US$	5,945
	Hyundai Auto Receivables Trust	—	”	—	US$	5,612	N/A	US$	5,612
	Nissan Auto Receivables Owner Trust	—	”	—	US$	5,592	N/A	US$	5,592
	Ford Credit Auto Owner Trust	—	”	—	US$	5,542	N/A	US$	5,542
	Nissan Master Owner Trust Receivables	—	”	—	US$	4,005	N/A	US$	4,005
	Cold Storage Trust	—	”	—	US$	3,812	N/A	US$	3,812
	BMW Vehicle Lease Trust	—	”	—	US$	3,723	N/A	US$	3,723
	Wheels SPV 2 LLC	—	”	—	US$	3,664	N/A	US$	3,664
	Hertz Fleet Lease Funding LP	—	”	—	US$	3,496	N/A	US$	3,496
	Wells Fargo Commercial Mortgage Trust	—	”	—	US$	3,261	N/A	US$	3,261
	GM Financial Consumer Automobile Receivables Trust	—	”	—	US$	3,003	N/A	US$	3,003
	CSMC OA LLC	—	”	—	US$	2,880	N/A	US$	2,880

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mercedes-Benz Auto Lease Trust	—	Available-for-sale financial assets	—	US$	2,482	N/A	US$	2,482
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,444	N/A	US$	2,444
	WFRBS Commercial Mortgage Trust	—	”	—	US$	1,948	N/A	US$	1,948
	CarMax Auto Owner Trust	—	”	—	US$	1,942	N/A	US$	1,942
	Ford Credit Auto Lease Trust	—	”	—	US$	1,792	N/A	US$	1,792
	Morgan Stanley Capital I Trust	—	”	—	US$	1,728	N/A	US$	1,728
	Mercedes-Benz Auto Receivables Trust	—	”	—	US$	1,680	N/A	US$	1,680
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,066	N/A	US$	1,066
	Enterprise Fleet Financing LLC	—	”	—	US$	940	N/A	US$	940
	280 Park Avenue Mortgage Trust	—	”	—	US$	830	N/A	US$	830

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,727

	Commercial paper
	Societe Generale Instl	—	Available-for-sale financial assets	—	US$	2,000	N/A	US$	2,000
	UBS AG Stamford Branch	—	”	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Bank of Tokyo-Mitsubishi UFJ	—	”	—	US$	1,000	N/A	US$	1,000
	AXA Financial Inc	—	”	—	US$	886	N/A	US$	886

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	61,554	4	US$	61,554

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453

VTAF III	Preferred stock
	Neoconix, Inc.	—	Financial assets carried at cost	4,147	US$	170	—	US$	170

VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	1,085	US$	339	20	US$	339

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		$1,967,303	—		$—	—		$1,310,000		$1,310,000		$—	—		$650,371
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		400,250	—		—	—		400,000		400,000		—	—		—
	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	865		8,628,176	170		1,695,771	1,035		10,350,000		10,350,000		—	—		—
	Stock
	TSMC Nanjing	Investments accounted for using equity method	—	Subsidiary	—		6,331,094	—		754,310	—		—		—		—	—		6,936,003
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidiary	—		—	—		47,623,265	—		—		—		—	—		47,623,265

TSMC Global	Corporate bond
	Bank of America Corp	Available-for-sale financial assets	—	—	—	US$	27,973	—	US$	20,157	—	US$	12,500	US$	12,629	US$	(129)	—	US$	35,837
	AT&T Inc	”	—	—	—	US$	13,332	—	US$	15,734	—	US$	4,417	US$	4,427	US$	(10)	—	US$	24,883
	Citigroup Inc	”	—	—	—	US$	16,819	—	US$	10,167	—	US$	3,302	US$	3,306	US$	(4)	—	US$	23,820
	Goldman Sachs Group Inc/The	”	—	—	—	US$	7,390	—	US$	16,555	—	US$	1,900	US$	1,976	US$	(76)	—	US$	22,216
	Verizon Communications Inc	”	—	—	—	US$	17,059	—	US$	11,167	—	US$	8,943	US$	9,082	US$	(139)	—	US$	19,507
	BAT Capital Corp	”	—	—	—		—	—	US$	16,945	—		—		—		—	—	US$	17,045
	Ford Motor Credit Co LLC	”	—	—	—	US$	7,877	—	US$	10,827	—	US$	1,964	US$	2,016	US$	(52)	—	US$	16,824
	Apple Inc	”	—	—	—	US$	2,607	—	US$	13,738	—	US$	854	US$	862	US$	(8)	—	US$	15,651
	Morgan Stanley	”	—	—	—	US$	11,237	—	US$	12,049	—	US$	9,018	US$	8,973	US$	45	—	US$	14,490
	Tyson Foods Inc	”	—	—	—	US$	1,704	—	US$	10,762	—	US$	201	US$	200	US$	1	—	US$	12,271
	Morgan Stanley	”	—	—	—		—	—	US$	11,681	—		—		—		—	—	US$	11,740
	JPMorgan Chase & Co	”	—	—	—		—	—	US$	10,596	—		—		—		—	—	US$	10,641
	Microsoft Corp	”	—	—	—	US$	2,905	—	US$	11,279	—	US$	5,076	US$	4,992	US$	84	—	US$	9,386
	QUALCOMM Inc	”	—	—	—		—	—	US$	10,048	—	US$	3,561	US$	3,548	US$	13	—	US$	6,532
	BMW US Capital LLC	”	—	—	—	US$	7,180	—	US$	5,995	—	US$	10,552	US$	10,495	US$	57	—	US$	2,737
	Aetna Inc	”	—	—	—	US$	11,618	—		—	—	US$	10,157	US$	10,069	US$	88	—	US$	1,605

	Government bond
	United States Treasury Note/Bond	Available-for-sale financial assets	—	—	—	US$	195,285	—	US$	233,540	—	US$	308,395	US$	308,911	US$	(516)	—	US$	127,072
	United States Treasury Floating Rate Note	”	—	—	—	US$	30,756	—	US$	171,891	—	US$	115,149	US$	115,059	US$	90	—	US$	87,556
	United States Treasury Bill	”	—	—	—		—	—	US$	13,691	—	US$	8,198	US$	8,197	US$	1	—	US$	5,497
	United States Treasury Inflation Indexed Bonds	”	—	—	—	US$	19,349	—	US$	8,051	—	US$	22,694	US$	22,840	US$	(146)	—	US$	4,645
	United States Treasury Bill	”	—	—	—		—	—	US$	97,678	—	US$	97,712	US$	97,678	US$	34	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Agency bonds/Agency mortgage-backed securities
	Government National Mortgage Association	Available-for-sale financial assets	—	—	—		—	—	US$	15,138	—		—	US$	5	US$	(5)	—	US$	15,402
	FED HM LN PC Pool G07375	”	—	—	—	US$	10	—	US$	12,123	—	US$	378	US$	412	US$	(34)	—	US$	11,756
	FNMA Pool AL9718	”	—	—	—		—	—	US$	9,841	—	US$	1,178	US$	1,334	US$	(156)	—	US$	8,535
	FNMA TBA 30 Yr 4.5	”	—	—	—		—	—	US$	34,832	—	US$	27,090	US$	27,098	US$	(8)	—	US$	7,730
	FNMA TBA 30 Yr 3.5	”	—	—	—		—	—	US$	48,104	—	US$	45,212	US$	45,206	US$	6	—	US$	2,889
	GNMA II TBA 30 Yr 4	”	—	—	—		—	—	US$	24,662	—	US$	22,466	US$	22,453	US$	13	—	US$	2,210
	FNMA TBA 15 Yr 3	”	—	—	—		—	—	US$	27,219	—	US$	25,212	US$	25,177	US$	35	—	US$	2,036
	GNMA II TBA 30 Yr 3.5	”	—	—	—		—	—	US$	26,422	—	US$	26,267	US$	26,277	US$	(10)	—	US$	146

	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	57,626	—	US$	57,629	US$	57,626	US$	3	—		—
	FNMA TBA 30 Yr 4	”	—	—	—		—	—	US$	21,721	—	US$	21,726	US$	21,721	US$	5	—		—
	FNMA TBA 30 Yr 5	”	—	—	—		—	—	US$	11,128	—	US$	11,134	US$	11,128	US$	6	—		—
	GNMA II TBA 30 Yr 3	”	—	—	—		—	—	US$	12,544	—	US$	12,541	US$	12,544	US$	(3)	—		—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	22,585	—	US$	20,312	—	US$	3,542	US$	3,712	US$	(170)	—	US$	39,343
	Chase Issuance Trust	”	—	—	—	US$	31,276	—	US$	9,059	—	US$	10,607	US$	10,606	US$	1	—	US$	29,765
	Discover Card Execution Note Trust	”	—	—	—	US$	23,076	—	US$	14,786	—	US$	13,991	US$	14,003	US$	(12)	—	US$	23,882
	Capital One Multi-Asset Execution Trust	”	—	—	—	US$	39,626	—	US$	200	—	US$	18,303	US$	18,384	US$	(81)	—	US$	21,568
	Ford Credit Floorplan Master Owner Trust A	”	—	—	—	US$	11,944	—	US$	10,779	—	US$	2,000	US$	2,001	US$	(1)	—	US$	20,725

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	23,784	—	US$	37,770	—		—		—		—	—	US$	61,554

ISDF II	Stock

	Alchip Technologies Limited	Available-for-sale financial assets	—	—	6,581	US$	6,387	—		—	6,581	US$	17,954	US$	3,206	US$	14,747	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in February 2017, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$1,570,000 thousand as of September 30, 2017. The total injection was finished in October 2017.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	August 2, 2016 to July 20, 2017	$309,070	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 10, 2016 to April 6, 2017	837,466	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 22, 2016 to September 5, 2017	302,620	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 18, 2017	352,766	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 27, 2017 to September 22, 2017	456,622	Monthly settlement by the construction progress and acceptance	Cica-Huntek Chemical Technology Taiwan Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 14, 2017 to September 29, 2017	485,131	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to September 6, 2017	1,958,912	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
TSMC Nanjing	Fab	March 21, 2017 to June 23, 2017	RMB 183,300	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017	RMB 119,027	Monthly settlement by the construction progress and acceptance	Renchong Interior Decoration(Shanghai) Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	June 22, 2017 to June 27, 2017	RMB 98,000	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details							Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction		(Foreign Currencies in		% to
Company Name	Related Party	Nature of Relationships	Purchases/ Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms	Thousands)		Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$453,808,649	63	Net 30 days from invoice date (Note)	—	Note		$79,337,055	69
	GUC	Associate	Sales		5,230,409	1	Net 30 days from the end of the month of when invoice is issued	—	—		869,302	1
	TSMC Nanjing	Subsidiary	Sales		108,411	—	Net 30 days from the end of the month of when invoice is issued	—	—		—	—
	TSMC China	Subsidiary	Purchases		16,875,817	28	Net 30 days from the end of the month of when invoice is issued	—	—		(1,694,161)	6
	WaferTech	Indirect subsidiary	Purchases		6,633,069	11	Net 30 days from the end of the month of when invoice is issued	—	—		(1,516,376)	5
	VIS	Associate	Purchases		4,417,318	7	Net 30 days from the end of the month of when invoice is issued	—	—		(600,612)	2
	SSMC	Associate	Purchases		3,140,113	5	Net 30 days from the end of the month of when invoice is issued	—	—		(429,648)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	653,205 21,359)	—	Net 30 days from invoice date	—	—	(US$	63,729 2,108)	—
VisEra Tech	Xintec	Associate of TSMC	Sales		170,423	10	Net 30 days from the end of the month of when invoice is issued	—	—		143,407	30

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$80,508,204	50	$4,784,376	—	$16,344,320	$—

	TSMC Nanjing	Subsidiary		2,761,430	Note 2	—	—	—	—
	GUC	Associate		869,302	47	—	—	—	—

TSMC North America	TSMC	Parent company	(US$	158,868 5,254)	Note 2	—	—	—	—

TSMC Japan	TSMC	Parent company	(JPY	100,418 372,055)	Note 2	—	—	—	—

TSMC Global Ltd.	TSMC	Parent company	(US$	7,197,658 238,026)	Note 2	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,694,161 372,403)	28	—	—	—	—

	TSMC Nanjing	The same parent company	(RMB	13,330,128 2,915,984)	Note 2	—	—	—	—

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	233,763 7,731)	Note 2	—	—	—	—

WaferTech	TSMC	The ultimate parent of the Company	(US$	1,516,376 50,146)	57	—	—	—	—

VisEra Tech	Xintec	Associate of TSMC		144,557	51	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$453,808,649	—	65%
				Receivables from related parties	79,337,055	—	4%
				Other receivables from related parties	1,171,149	—	—

				Payables to related parties	158,868	—	—

		TSMC Japan	1	Marketing expenses - commission	155,209	—	—

				Payables to related parties	100,418	—	—
		TSMC Europe	1	Marketing expenses - commission	328,207	—	—

		TSMC Global	1	Short-term loans	7,197,079	—	—

		TSMC China	1	Purchases	16,875,817	—	2%
				Payables to related parties	1,694,161	—	—

		TSMC Nanjing	1	Net revenue from sale of goods	108,411	—	—

				Proceeds from disposal of property, plant and equipment	2,606,062	—	—

				Other receivables from related parties	2,761,430	—	—
		TSMC Canada	1	Research and development expenses	187,833	—	—

		TSMC Technology	1	Research and development expenses	1,378,228	—	—

				Payables to related parties	233,763	—	—
		WaferTech	1	Purchases	6,633,069	—	1%

				Payables to related parties	1,516,376	—	—

1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	13,330,128	—	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of September 30, 2017				Net Income			Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$279,830,484 Note 3		$232,207,219	7	100		$301,083,863		$3,399,812		$3,399,812	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		50,520,922		1,995,204		1,995,204	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,285,386		3,288,081		927,514	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,329,236		3,278,934		1,271,898	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,531,678		64,620		56,155	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,254,408		180,385		180,385	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,264,539		(809,657)		(330,786)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,139,339		482,931		168,253	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		401,207		30,152		30,152	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		470,505		608,562	—	98		362,166		135,452		132,743	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,329,951		1,355,417	—	98		157,446		(26,099)		(25,577)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		133,446		4,149		4,149	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		37,246		1,829		1,829	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(22,222)		(14,480)		(14,480)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	17,748,443 586,939)	(US$	17,748,443 586,939)	—	100	(US$	26,794,095 886,077)	(US$	1,348,031 44,131)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	431,874 14,282)	(US$	431,874 14,282)	—	100	(US$	510,008 16,866)	(US$	309 (3))		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	157,056 5,194)	(US$	157,056 5,194)	9,299	97	(US$	470,726 15,567)	(US$	377,868 12,476)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	69,550 2,300)	(US$	69,550 2,300)	2,300	100	(US$	181,028 5,987)	(US$	8,185 266)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	14,369 475)	(US$	14,369 475)	583	97	(US$	502 17)	(US$	44 1)		Note 2	Subsidiary
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	68,394 2,262)	(US$	44,202 1,462)	—	100	(US$	50,898 1,683)	(US$	(995) (33))		Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	48,181 1,593)	(US$	157,626 5,213)	4,693	58	(US$	(1,348) (45))	(US$	(14,914 (486	) ))	Note 2	Subsidiary

				Original Investment Amount		Balance as of September 30, 2017				Net Income		Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2017 (Foreign Currencies in Thousands)	December 31, 2016 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	$—	$—	293,637	100	$ (US$	5,719,532 189,144)	$ (US$	1,205,705 39,470)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in February 2017, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$1,570,000 thousand as of September 30, 2017. The total injection was finished in October 2017.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2017 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2017 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2017	Accumulated Inward Remittance of Earnings as of September 30, 2017
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$6,892,771	100%	$7,011,807 (Note 2)	$49,184,988	$—

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	7,189,510 1,530,565)	Note 1	(US$	6,435,200 200,000)	(US$	754,310 25,000)	—	(US$	7,189,510 225,000)	56,746	100%	56,746 (Note 2)	6,936,003	—

Accumulated Investment in Mainland China as of September 30, 2017 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	26,129,177 821,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$225,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.